UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA Creating Opportunities

Results 2016

4Q16

BBVA

Results 2016

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	31-12-16	Δ%	31-12-15	31-12-14
Balance sheet (million euros)
Total assets	731,856	(2.4)	749,855	651,511

Loans and advances to customers (gross)	430,474	(0.6)	432,855	366,535
Deposits from customers	401,465	(0.5)	403,362	330,983
Other customer funds	132,092	0.2	131,822	120,631

Total customer funds	533,557	(0.3)	535,184	451,614

Total equity	55,428	0.3	55,282	51,609

Income statement (million euros)
Net interest income	17,059	3.9	16,426	15,116
Gross income	24,653	4.1	23,680	21,357
Operating income	11,862	4.4	11,363	10,406
Income before tax	6,392	8.7	5,879	4,063
Net attributable profit	3,475	31.5	2,642	2,618
The BBVA share and share performance ratios
Number of shares (millions)	6,567	3.1	6,367	6,171
Share price (euros)	6.41	(4.8)	6.74	7.85
Earning per share (euros)	0.50	33.3	0.37	0.40
Book value per share (euros)	7.22	(3.4)	7.47	8.01
Tangible book value per share (euros)	5.73	(2.7)	5.88	6.57
Market capitalization (million euros)	42,118	(1.8)	42,905	42,905
Yield (dividend/price; %)	5.8		5.5	4.2
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds) (1)	6.7		5.2	5.5
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets) (1)	8.2		6.4	6.7
ROA (net income/average total assets)	0.64		0.46	0.50
RORWA (net income/average risk-weighted assets)	1.19		0.87	0.91
Efficiency ratio	51.9		52.0	51.3
Cost of risk	0.84		1.06	1.25
NPL ratio	4.9		5.4	5.8
NPL coverage ratio	70		74	64
Capital adequacy ratios (%) (2)
CET1	12.2		12.1	11.9
Tier 1	12.9		12.1	11.9

Total capital ratio	15.1		15.0	15.1

Other information
Number of shareholders	935,284	0.1	934,244	960,397
Number of employees	134,792	(2.3)	137,968	108,770
Number of branches	8,660	(5.3)	9,145	7,371
Number of ATMs	31,120	1.6	30,616	22,414

General note: Since the third quarter of 2015, the total stake in Garanti is consolidated by the full integration method. For previous periods, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

(1)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ equity, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of –€2,248m in 2014, –€1,139m in 2015 and –€4,492m in 2016.
(2)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.

2	BBVA Group highlights

Group information

Relevant events

Results (pages 4-9)

•	Year-on-year figures are affected by changes in the Group’s scope of consolidation in the second and third quarter of 2015 (Catalunya Banc -CX- and Garanti, respectively).

•	Negative effect of exchange rates against the euro (except for the dollar).

•	Taking into account the stake in Garanti in comparable terms, i.e. including it as if it had been incorporated by the full integration method since January 1, 2015, if the impact of corporate operations in 2015 is excluded, and if the exchange-rate impact is isolated, the most relevant aspects in terms of 2016 earnings are as follows:

–	The favorable performance of the most recurring revenues continues, thanks to growth in activity in emerging economies and maintenance of customer spreads.

–	Positive contribution from NTI, due basically to the capital gains registered by the VISA Europe transaction (in the second quarter), the partial sale on the market of shares held by BBVA Group in China Citic Bank (CNCB) and the good performance of the Global Markets unit, particularly towards the latter part of the year.

–	Moderation in operating expenses and improvement in the efficiency ratio.

–	Impact of € 404m after tax of the provision to cover possible future claims by customers as a result of the judgment of the Court of Justice of the European Union (CJEU) on “mortgage floor clauses” in mortgage loans with customers.

Balance sheet and business activity (pages 10-11)

•	Negative effect of exchange rates, above all of the Mexican peso and Turkish lira against the euro.

•	Strength of the loan book in emerging economies (particularly Turkey and Mexico), and fall in Spain (due to the public-sector and mortgage portfolios) and the United States (which continues with its selective growth strategy in more profitable segments).

•	Non-performing loans continue to perform very favorably, thanks to the positive trend in almost all geographical areas, mainly in Spain.

•	Customer deposits under management have performed well for the more liquid items.

•	Off-balance sheet customer funds improved its performance in the last quarter, and increased at a year-on-year rate of 3.1% at constant exchange rates.

Solvency (page 12)

•	Capital position above regulatory requirements, despite the negative effect caused by the allocation of a provision related to the so called “mortgage floor clauses”. At the close of December 2016, the fully-loaded CET1 ratio stood at 10.9%, thanks to the generation of recurring earnings for the Group in a highly volatile market environment and the control on growth of risk-weighted assets (RWA).

•	The fully-loaded leverage ratio closed at 6.5%, which compares very favorably with the rest of the peer group.

Risk management (pages 13-15)

•	The improvement in the main asset quality indicators continues: As of 31-Dec-2016, the NPL ratio and cumulative cost of risk have declined and the coverage ratio has fallen slightly compared to data at the end of 2015.

The BBVA share (pages 16-17)

•	A cash dividend of € 0.08 per share was paid in January 2017.

Other matters of interest

•	The Group’s digital and mobile customer base continues to increase (up 20% and 38% year-on-year, respectively).

Relevant events	3

Results

BBVA Group’s earnings for 2016 are affected by:

•	Changes in the scope of consolidation in the second and third quarters of 2015 (CX and Garanti, respectively).

•	The negative impact of year-on-year changes in average exchange rates against the euro of the main currencies that have an influence on the Entity’s financial statements (except for the U.S. dollar).

•	Lack of corporate operations.

In order to make the year-on-year comparison easier, the end of this section includes an income statement with rates of change that take into account Turkey in comparable terms; i.e. including BBVA’s stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015.

BBVA Group generated a net attributable profit of € 3,475m in 2016. The most relevant aspects of the year-on-year changes in the income statement are:

•	Positive performance of revenues.

•	Limited growth of operating expenses, which have grown below the rate of increase in gross income, thus improving the efficiency ratio.

•	Reduction in impairment losses on financial assets.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2016				2015
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,385	4,310	4,213	4,152	4,415	4,490	3,858	3,663
Net fees and commissions	1,161	1,207	1,189	1,161	1,263	1,225	1,140	1,077
Net trading income	379	577	819	357	451	133	650	775
Dividend income	131	35	257	45	127	52	194	42
Share of profit or loss of entities accounted for using the equity method	7	17	(6)	7	(16)	3	18	3
Other operating income and expenses	159	52	(26)	66	(94)	76	62	73
Gross income	6,222	6,198	6,445	5,788	6,146	5,980	5,922	5,632
Operating expenses	(3,243)	(3,216)	(3,159)	(3,174)	(3,292)	(3,307)	(2,942)	(2,776)
Personnel expenses	(1,698)	(1,700)	(1,655)	(1,669)	(1,685)	(1,695)	(1,538)	(1,460)
Other administrative expenses	(1,180)	(1,144)	(1,158)	(1,161)	(1,268)	(1,252)	(1,106)	(1,024)
Depreciation	(365)	(372)	(345)	(344)	(340)	(360)	(299)	(291)
Operating income	2,980	2,982	3,287	2,614	2,853	2,673	2,980	2,857
Impairment on financial assets (net)	(687)	(1,004)	(1,077)	(1,033)	(1,057)	(1,074)	(1,089)	(1,119)
Provisions (net)	(723)	(201)	(81)	(181)	(157)	(182)	(164)	(230)
Other gains (losses)	(284)	(61)	(75)	(62)	(97)	(127)	(123)	(66)
Income before tax	1,285	1,716	2,053	1,338	1,544	1,289	1,604	1,442
Income tax	(314)	(465)	(557)	(362)	(332)	(294)	(429)	(386)
Net income from ongoing operations	971	1,251	1,496	976	1,212	995	1,175	1,056
Results from corporate operations (2)	—	—	—	—	4	(1,840)	144	583
Net income	971	1,251	1,496	976	1,215	(845)	1,319	1,639
Non-controlling interests	(293)	(286)	(373)	(266)	(275)	(212)	(97)	(103)
Net attributable profit	678	965	1,123	709	940	(1,057)	1,223	1,536
Attributable profit without corporate transactions	678	965	1,123	709	936	784	1,078	953
Earning per share (euros)	0.09	0.14	0.16	0.10	0.13	(0.17)	0.18	0.23
Earning per share (excluding corporate operations; euros)	0.09	0.14	0.16	0.10	0.13	0.11	0.15	0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

4	Group information

Consolidated income statement (1)

(Million euros)

	2016	Δ%	Δ% at constant exchange rates	2015
Net interest income	17,059	3.9	14.9	16,426
Net fees and commissions	4,718	0.3	8.5	4,705
Net trading income	2,132	6.1	16.2	2,009
Dividend income	467	12.4	13.5	415
Share of profit or loss of entities accounted for using the equity method	25	n.m.	n.m.	8
Other operating income and expenses	252	114.5	86.5	117
Gross income	24,653	4.1	14.2	23,680
Operating expenses	(12,791)	3.9	11.9	(12,317)
Personnel expenses	(6,722)	5.4	12.6	(6,377)
Other administrative expenses	(4,644)	(0.1)	9.5	(4,650)
Depreciation	(1,426)	10.5	16.6	(1,290)
Operating income	11,862	4.4	16.9	11,363
Impairment on financial assets (net)	(3,801)	(12.4)	(4.6)	(4,339)
Provisions (net)	(1,186)	61.9	73.5	(733)
Other gains (losses)	(482)	17.0	16.6	(412)
Income before tax	6,392	8.7	26.2	5,879
Income tax	(1,699)	17.9	43.1	(1,441)
Net income from ongoing operations	4,693	5.7	21.0	4,438
Results from corporate operations (2)	—	—	—	(1,109)
Net income	4,693	41.0	69.5	3,328
Non-controlling interests	(1,218)	77.5	98.4	(686)
Net attributable profit	3,475	31.5	61.2	2,642
Attributable profit without corporate transactions	3,475	(7.4)	6.4	3,752
Earning per share (euros)	0.50			0.37
Earning per share (excluding corporate operations; euros)	0.50			0.54

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

•	Increase in allocation to provisions, strongly affected by the booking of the provisions covering the contingency of possible future claims by customers as a result of the judgment of the CJEU on “mortgage floor clauses” in loans with consumers.

•	Reduction in other gains (losses), mainly as a result of increased provisioning requirements for properties.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes given below refer to constant exchange rates.

Gross income

The Group’s cumulative gross income was €24,653m, 14.2% more than in 2015 (up 7.7% with Turkey in comparable terms). More recurring revenues performed outstandingly, in particular net interest income, and earnings from the Group’s insurance activity in practically all the geographical areas.

Net interest income continues to grow. It rose by 3.9% in the fourth quarter, giving a cumulative increase of 14.9% from the previous year (up 7.0% with Turkey in comparable terms).

Results	5

This positive trend is once more explained by growth in activity, mainly in emerging economies, and maintenance of customer spreads. By business areas there has been a positive performance in Mexico (up 11.6%), South America (up 11.4%), Turkey (up 10.6%) and the United States (up 7.6%). In Spain and the rest of Eurasia net interest income declined as a result of the current very low interest-rate environment, which has led to narrowed spreads and lower business volumes (reduction of lending in both geographic areas and of customer deposits under management in Eurasia).

Income from fees and commissions declined in the fourth quarter (down 2.6%), linked closely to market trends and reduced activity in securities and investment banking. However, they have grown in the cumulative figure by 8.5% year-on-year (up 2.5% with Turkey in comparable terms), strongly supported by the good performance of the United States, Turkey, Mexico, South America and Eurasia.

As a result, more recurring revenues (net interest income plus income from fees and commissions) in 2016 has increased year-on-year by 13.4%, or 6.0% with Turkey in comparable terms.

The contribution from NTI in the fourth quarter is down on the figure for the third, due mainly to unfavorable exchange rates against the euro and dollar (above all of the Turkish lira and Mexican peso), leading to foreign exchange losses that have not been offset by the rest of the items. In the cumulative figure for 2016 there has been a year-on-year increase of 16.2% (up 19.8% with Turkey in comparable terms), due basically to: the capital gains from the VISA Europe operation in the second quarter (On June 21, 2016, VISA Inc. completed the acquisition process of VISA Europe Ltd. This transaction has meant the recognition of a capital gain before tax and minority interests of € 225m.), the partial sale on the market of shares held by BBVA Group in CNCB and the good performance of Global Markets, particularly towards the latter part of the year.

The dividend income heading mainly includes dividends from the Group’s stakes in Telefónica and CNCB. The 2016 figure is 13.5% higher than in 2015, strongly influenced by the payment in the second quarter of the CNCB dividend (which was not booked in 2015).

Finally, other operating income and expenses have increased by 86.5% (up 63.8% with Turkey in comparable terms), strongly influenced by positive income from insurance activities. In fact, the net contribution of the insurance business has increased by 15.7% year-on-year (up 13.4% with Turkey in comparable terms), due to its good performance in all geographical areas and the positive effect in Mexico of the change in the insurance industry regulations affecting the calculation of the mathematical reserves.

Operating income

There has been a further slowdown in the year-on-year increase in operating expenses, which in the cumulative figure through December 2016 rose by 11.9% (up 6.6% with Turkey in comparable terms), despite the inclusion of expenses associated with the integration of CX for the whole year (in 2015 they were included from April 24), the high level of inflation in some geographical areas where BBVA operates, and the negative effect that currency depreciation has had on cost items denominated in dollars and euros.

6

Group information

Breakdown of operating expenses and efficiency calculation

(Million euros)

	2016	Δ%	2015
Personnel expenses	6,722	5.4	6,377
Wages and salaries	5,267	4.4	5,047
Employee welfare expenses	938	13.5	827
Training expenses and other	516	2.4	504
Other administrative expenses	4,644	(0.1)	4,650
Premises	1,080	2.4	1,054
IT	968	9.9	880
Communications	294	1.9	289
Advertising and publicity	398	1.4	393
Corporate expenses	104	(8.4)	114
Other expenses	1,367	(5.3)	1,444
Levies and taxes	433	(9.1)	476
Administration expenses	11,366	3.1	11,027
Depreciation	1,426	10.5	1,290
Operating expenses	12,791	3.9	12,317
Gross income	24,653	4.1	23,680
Efficiency ratio (operating expenses/gross income; %)	51.9		52.0

The Group’s effort to reduce costs has led to expenses increasing at a lower rate than gross income. Thus there was a slight improvement in the efficiency ratio, which closed the year at 51.9% (52.0% in 2015). Operating income increased by 16.9% (up 8.9% with Turkey in comparable terms).

Efficiency

(Million euros)
Gross income
Operating expenses
21,357
23,680
24,653
10,951
12,317
12,791
2014
2015
2016
Efficiency ratio
(Percentage)
51.3
52.0
51.9
2014
2015
2016

Number of branches

Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
7,371
3,112
676
1
1,831
1,677
24
December 2014
9,145
3,811
670
1,109
1,818
1,684
53
December 2015
8,660
3,303
676
1,131
1,836
1,667
47
December 2016

Number of employees

Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
108,770
28,620
10,944
16
38,107
29,640
1,443
December 2014
137,968
32,903
11,153
23,691
38,499
30,448
1,274
December 2015
134,792
31,451
10,544
23,678
37,378
30,543
1,198
December 2016

Number of ATMs

Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
22,414
5,909
1,013
8,996
6,441
55
December 2014
30,616
7,182
1,018
4,808
10,772
6,809
27
December 2015
31,120
6,570
1,025
5,125
11,434
6,939
27
December 2016

Results	7

Provisions and others

Impairment losses on financial assets have continued the positive trend observed along the year. As a result, the cumulative year-on-year amount fell by 4.6% (down 8.8% with Turkey in comparable terms). The above is a result of the improvement in asset quality, particularly in Spain. In the case of Mexico and South America, the evolution along the year has been stable, as was expected. In the United States, the negative performance in the first quarter impacted by the oil & gas portfolio has been gradually corrected as 2016 advanced and closed the fourth quarter with an amount lower than expected. Finally in Turkey, this line includes in the last three months of 2016 the allocation to contingent liabilities; this does not imply a change in trend over the average of previous quarters.

The rise in provisions can be explained by the inclusion in the fourth quarter of a charge of € 577m (€ 404m after tax) to cover the contingency linked to the judgment of the CJEU on “mortgage floor clauses”, as mentioned above.

Finally, other gains (losses), which in 2016 have risen by 16.6% compared with 2015 (up 18.2% with Turkey in comparable terms) includes the increased provisioning requirements for properties and foreclosed assets.

Overall cost of risk (which includes impairment losses on financial assets plus provisions for real estate and foreclosed assets) was stable (0.92% in 2016) relative to that reported in the first nine months of the year (0.96%).

Profit

As a result of the above, net income from ongoing operations grew by 21.0% in year-on-year terms (up 8.4% with Turkey in comparable terms).

Without taking into account corporate operations for 2015, the Group’s net attributable profit posted growth of 6.4% (up 3.6% with Turkey in comparable terms), despite the difficult macroeconomic environment during the year and the need for a provision for “mortgage floor clauses” (as explained above).

8	Group information

By business area, banking activity in Spain has generated €912m, real-estate activity in Spain generated a loss of €595m, the United States contributed €459m, Turkey €599m, Mexico €1,980m, South America €771m, and the Rest of Eurasia €151m.

The Group’s income statement with Turkey in comparable terms

To ensure comparable figures, the Group’s income statement with year-on-year rates of change and Turkey in comparable terms is presented below (to isolate the effects of the purchase of an additional 14.89% stake in Garanti).

Evolution of the consolidated income statement with Turkey in comparable terms (1)

(Millon euros)

	2016	Δ%	Δ% at constant exchange rates
Net interest income	17,059	(3.6)	7.0
Net fees and commissions	4,718	(5.6)	2.5
Net trading income	2,132	9.7	19.8
Other income/expenses	744	31.1	31.1
Gross income	24,653	(2.2)	7.7
Operating expenses	(12,791)	(1.4)	6.6
Operating income	11,862	(3.1)	8.9
Impairment on financial assets (net)	(3,801)	(16.5)	(8.8)
Provisions (net) and other gains (losses)	(1,669)	46.0	52.3
Income before tax	6,392	(2.3)	13.5
Income tax	(1,699)	7.8	30.5
Net income from ongoing operations	4,693	(5.5)	8.4
Results from corporate operations (2)	—	—	—
Net income	4,693	21.7	45.7
Non-controlling interests	(1,218)	9.9	24.9
Net attributable profit	3,475	26.5	54.7
Attributable profit without corporate transactions	3,475	(9.9)	3.6

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

Results	9

Balance sheet and business activity

The year-on-year rates of change of BBVA Group’s balance sheet and business activity balances at 31-Dec-2016 were, again, negatively affected by the depreciation of exchange rates against the euro. The most notable factors behind the key balance sheet and activity figures are:

•	Gross lending to customers has declined slightly by 0.6% year-on-year. Despite the good performance from new production, the domestic sector reports a reduction of 4.3% chiefly due to more sluggish activity with institutions, and because repayments in the mortgage segment continue to outstrip new production. The figure for the non-domestic sector is up 3.3%, despite the negative impact of exchange rates, as the trend remains one of strong lending, particularly in emerging geographical areas (Turkey, Mexico and South America).

•	Non-performing loans have maintained the declining trend of previous quarters, particularly in the domestic sector (banking and real-estate activity in Spain), Turkey and Mexico. The balance of non-performing loans also declined in the United States over the last quarter.

Consolidated balance sheet

(Million euros)

	31-12-16	Δ%	31-12-15	30-09-16
Cash, cash balances at central banks and other demand deposits	40,039	36.7	29,282	28,958
Financial assets held for trading	74,950	(4.3)	78,326	75,569
Other financial assets designated at fair value through profit or loss	2,062	(10.8)	2,311	2,104
Available-for-sale financial assets	79,221	(30.2)	113,426	86,673
Loans and receivables	465,977	(1.2)	471,828	459,554
Loans and advances to central banks and credit institutions	40,268	(14.6)	47,147	42,487
Loans and advances to customers	414,500	0.1	414,165	406,124
Debt securities	11,209	6.6	10,516	10,943
Held-to-maturity investments	17,696	n.m.	—	19,094
Investments in subsidiaries, joint ventures and associates	765	(13.0)	879	751
Tangible assets	8,941	(10.1)	9,944	9,470
Intangible assets	9,786	(2.7)	10,052	9,503
Other assets	32,418	(4.1)	33,807	32,951

Total assets	731,856	(2.4)	749,855	724,627

Financial liabilities held for trading	54,675	(1.0)	55,202	55,226
Other financial liabilities designated at fair value through profit or loss	2,338	(11.7)	2,649	2,436
Financial liabilities at amortized cost	589,210	(2.8)	606,113	581,593
Deposits from central banks and credit institutions	98,241	(9.6)	108,630	106,557
Deposits from customers	401,465	(0.5)	403,362	385,348
Debt certificates	76,375	(6.8)	81,980	76,363
Other financial liabilities	13,129	8.1	12,141	13,325
Memorandum item: subordinated liabilities	17,230	7.0	16,109	17,156
Liabilities under insurance contracts	9,139	(2.8)	9,407	9,274
Other liabilities	21,066	(0.6)	21,202	20,207

Total liabilities	676,428	(2.6)	694,573	668,736

Non-controlling interests	8,064	0.9	7,992	8,324
Accumulated other comprehensive income	(5,458)	63.0	(3,349)	(4,681)
Shareholders’ funds	52,821	4.3	50,639	52,248

Total equity	55,428	0.3	55,282	55,891

Total equity and liabilities	731,856	(2.4)	749,855	724,627

Memorandum item:
Contingent liabilities	50,540	1.3	49,876	49,969

10	Group information

•	The Group’s deposits from customers ended the year at very similar levels to 31-Dec-2015 (down 0.5%). In the domestic sector the performance was shaped by a significant fall in balances from the public sector (down 55.0%) and a decline in time deposits (down 19.0%) as a result of the drop in remuneration on these deposits in a context of very low interest rates. In contrast, current and savings accounts performed positively (up 21.7%). In the non-domestic sector there was an increase in all deposit lines, particularly the most liquid and lower-cost ones.

•	Off-balance sheet funds ended the year with balances practically matching those at year-end 2015 (up 0.2%). There was a positive performance in Spain, while in the rest of the world the main impact was the adverse exchange-rate effect mentioned above.

Loans and advances to customers

(Million euros)

	31-12- 16	Δ%	31-12- 15	30-09- 16
Domestic sector	168,527	(4.3)	176,090	171,775
Public sector	18,326	(14.6)	21,471	20,621
Other domestic sectors	150,201	(2.9)	154,620	151,153
Secured loans	93,339	(4.6)	97,852	94,210
Other loans	56,862	0.2	56,768	56,944
Non-domestic sector	239,032	3.3	231,432	227,481
Secured loans	108,432	5.3	103,007	105,822
Other loans	130,600	1.7	128,425	121,659
Non-performing loans	22,915	(9.5)	25,333	23,589
Domestic sector	16,388	(16.0)	19,499	16,874
Non-domestic sector	6,527	11.9	5,834	6,715
Loans and advances to customers (gross)	430,474	(0.6)	432,855	422,844
Loan-loss provisions	(15,974)	(14.5)	(18,691)	(16,720)
Loans and advances to customers	414,500	0.1	414,165	406,124

Customer funds

(Million euros)

	31-12- 16	Δ%	31-12- 15	30-09- 16
Deposits from customers	401,465	(0.5)	403,362	385,348
Domestic sector	164,075	(6.3)	175,142	159,580
Public sector	6,914	(55.0)	15,368	6,152
Other domestic sectors	157,161	(1.6)	159,774	153,429
Current and savings accounts	95,568	21.7	78,502	88,126
Time deposits	56,120	(19.0)	69,326	60,474
Assets sold under repurchase agreement and other	5,473	(54.2)	11,947	4,828
Non-domestic sector	237,147	4.0	227,927	225,522
Current and savings accounts	128,692	3.9	123,854	119,119
Time deposits	99,409	0.8	98,596	99,611
Assets sold under repurchase agreement and other	9,046	65.2	5,477	6,791
Subordinated liabilities	243	(17.2)	293	246
Other customer funds	132,092	0.2	131,822	130,833
Spain	80,565	1.7	79,181	78,159
Mutual funds	32,655	3.7	31,490	31,566
Pension funds	23,448	2.4	22,897	23,103
Other off-balance sheet funds	51	(58.3)	123	50
Customer portfolios	24,410	(1.1)	24,671	23,440
Rest of the world	51,527	(2.1)	52,641	52,674
Mutual funds and investment companies	22,382	(2.4)	22,930	22,989
Pension funds	9,970	15.3	8,645	9,525
Other off-balance sheet funds	2,780	(24.1)	3,663	3,106
Customer portfolios	16,395	(5.8)	17,404	17,054

Total customer funds	533,557	(0.3)	535,184	516,181

Balance sheet and business activity	11

Solvency

Capital base

BBVA Group closed 2016 with a fully-loaded CET1 ratio of 10.9%. This represents a rise of 58 basis points on the figure of 10.3% at the close of 2015, thanks once more to the Group’s generation of recurring earnings and the reduction in RWA. In the fourth quarter, the fully-loaded CET1 ratio fell by 10 basis points as a result of the impact of the evolution of the markets. In addition, there were two additional impacts in the last quarter of 2016: first, the so called “mortgage floor clauses” has had a negative effect of 16 basis points; and second, the European Commission’s decision to include Turkey on its list of countries that comply with the supervisory and regulatory requirements equivalent to European standards allowed the Group to improve its capital adequacy ratios by 15 basis points.

Another relevant aspect linked to the changes in the capital base is the implementation of a new “dividend-option” program in October. Owners of 87.85% of the free allocation rights opted to receive bonus BBVA shares. A total of 86.3 million ordinary shares were issued.

In phased-in terms, the CET1 ratio was 12.2% as of 31-Dec-2016, the Tier 1 ratio was 12.9% and the total capital ratio was 15.1% These levels are above the requirements established by the ECB in its SREP letter and the systemic buffers applicable to BBVA Group for the CET1 ratio in 2016 (9.75%). Starting on January 1, 2017, this requirement has been established for the phased-in CET1 ratio (7.625%) and the total capital ratio (11.125%). Thus the current ratios are also above the ECB regulatory requirements applicable to 2017.

The Group maintains a high leverage ratio: 6.5% under fully-loaded criteria (6.7% phased-in), which continues to compare very favorably with the rest of its peer group.

Ratings

In 2016, BBVA’s ratings have not changed; they remain at the same levels as at the close of 2015. The last update was on April 13, when DBRS modified BBVA’s outlook from positive to stable, as a result of a similar change in Spain’s sovereign rating outlook.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A–	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB+	A-2	Stable

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

Capital base (1)

(Million euros)

	CRD IV phased-in
	31-12-16 (2)	30-09-16	30-06-16	31-03-16	31-12-15
Common Equity Tier 1 (CET1)	47,343	47,801	47,559	46,471	48,554
Tier 1	50,057	50,545	50,364	48,272	48,554
Tier 2	8,810	11,635	11,742	11,566	11,646
Total Capital (Tier 1+Tier 2)	58,867	62,180	62,106	59,838	60,200
Risk-weighted assets	388,760	389,814	395,085	399,270	401,277
CET1 (%)	12.2	12.3	12.0	11.6	12.1
Tier 1 (%)	12.9	13.0	12.7	12.1	12.1
Tier 2 (%)	2.3	3.0	3.0	2.9	2.9
Total capital ratio (%)	15.1	15.9	15.7	15.0	15.0

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.
(2)	Temporary data.

12	Group information

Risk management

Credit risk

BBVA Group has closed 2016 with a very positive trend in the main asset quality indicators.

•	Credit risk increased by 1.7% over the quarter, and was down 0.4% since the close of December 2015 (up 2.0% and 2.4% respectively, at constant exchange rates). Credit activity has continued to be strong in Mexico, South America and Turkey. In contrast, credit risk is still declining in Spain and in the United States it shows a slight reduction, as this area is focused on selective and profitable growth.

•	Non-performing loans have once more performed very well. Over the last three months of the year the balance fell again by 2.7% (down 9.2% year-on-year), thanks to the improvement in practically all the geographical areas, above all Banking Activity in Spain (down 1.6% over the quarter and 14.7% over the year), Real-Estate Activity in Spain (down 6.0% and 17.3% respectively), Turkey (down 8.4% and 3.3%, respectively), Mexico (down 2.9% and 10.2% respectively) and the United States (down 9.0%, although over the last twelve months they have risen by 67.0% as a result of the downgrade in ratings, basically in the first quarter, of some companies operating in the oil & gas sector). In South

America, there was an increase of 12.8% over the quarter and 39.4% over the last twelve months.

•	The Group’s NPL ratio has improved again (down 22 basis points over the last three months and down 48 basis points since the start of the year) to 4.9% at the close of the year.

Credit risks (1)

(Million euros)

	31-12-16	30-09-16	30-06-16	30-03-16	31-12-15
Non-performing loans and contingent liabilities	23,595	24,253	24,834	25,473	25,996
Credit risks	480,720	472,521	483,169	478,429	482,518
Provisions	16,573	17,397	18,264	18,740	19,405
NPL ratio (%)	4.9	5.1	5.1	5.3	5.4
NPL coverage ratio (%)	70	72	74	74	74

(1)	Include gross customer lending plus contingent exposures.

Non-performing loans evolution

(Million euros)

	4Q16 (1)	3Q16	2Q16	1Q16	4Q15
Beginning balance	24,253	24,834	25,473	25,996	26,395
Entries	3,000	2,588	2,947	2,421	2,944
Recoveries	(2,141)	(1,784)	(2,189)	(1,519)	(2,016)
Net variation	859	804	758	902	928
Write-offs	(1,403)	(1,220)	(1,537)	(1,432)	(1,263)
Exchange rate differences and other	(115)	(165)	140	6	(63)
Period-end balance	23,595	24,253	24,834	25,473	25,996
Memorandum item:
Non-performing loans	22,915	23,589	24,212	24,826	25,333
Non-performing contingent liabilities	680	665	622	647	664

(1)	Temporary data.

Risk management	13

•	Loan-loss provisions have fallen by 4.7% on the figure for the close of September (down 14.6% year-on-year), due mainly to declines in Turkey (exchange-rate effect) and Spain.

•	As a result, the Group’s coverage ratio stands at 70%.

•	Lastly, the cumulative cost of risk through December has fallen once more to 0.84% (0.92% cumulative as of the third quarter of 2016 and 1.06% in 2015).

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In 2016 liquidity and funding conditions remained comfortable across BBVA Group’s global footprint.

•	The financial soundness of the Group’s banks is based on the funding of lending activity, fundamentally through the use of customer funds.

•	In Spain and the United States, total deposits have shown a positive trend, despite the current interest-rate environment over the year as a whole and in the last quarter. The trend has also been positive in Mexico, South America and Turkey.

•	The European Central Bank (ECB) has adopted a number of measures over the year, most notably the following: the interest-rate cut in March, the extension of the asset purchase program announced in December, and the new round of liquidity injection through the targeted longer-term refinancing operations (TLTROs) with a maturity of four years. BBVA participated in the program’s June auction, increasing its net take-up by €10 billion.

•	In Mexico, the liquidity position continues to be sound, despite the market volatility following the U.S. elections. There is relatively little dependence on wholesale funding, which is basically linked to securities portfolios. The positive performance of customer funds has meant that wholesale markets could be used less, and this use was limited to the local market.

•	In the United States, the narrowing credit gap over the year has allowed the cancellation of one issue and a reduction in wholesale funding, with the liquidity position in 2016 remaining comfortable.
•	In Turkey, despite the geopolitical tension and Moody’s downgrade of its credit rating, the domestic environment has remained stable, without pressure on the sources of funding, supported by the measures adopted by the Central Bank of Turkey (CBRT).

•	s In the rest of the franchises, the liquidity and funding situation in both local currency and dollars has also remained stable.

•	Over the year BBVA S.A. has accessed the wholesale markets for a total of €6,350m, using a diversified range of debt instruments, including senior debt, mortgage-covered bonds, Additional Tier 1 (AT1) and securitization. In particular, over the last quarter of the year a successful issue of mortgage-covered bonds for €1 billion captured the attention of major investors.

•	The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates. There have been no international securities issues. Access to stable finance in Turkey is evident from the increase in long-term wholesale funding (up €400m), the renewal of the total volume of syndicated loans (€2,400m), and foreign-currency issues (€610m) which matured in 2016.

•	Short-term funding has also continued to perform positively, in a context marked by a high level of liquidity.

•	With respect to the LCR liquidity ratio, BBVA Group keeps levels over 100%, clearly higher than demanded by regulations (over 70% in 2016), both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The year 2016 was marked mainly by the electoral process in the U.S. and its impact on the dollar and Mexican peso, the ECB’s quantitative easing (QE) measures, the delay in interest hikes by the Federal Reserve (FED) until December, the result of the Brexit referendum and uncertainty in Turkey.

Against this background, BBVA has maintained a policy of actively hedging its main investments in emerging economies: the hedge on average covers between 30% and 50% of the earnings expected for the following year and around 70% of the excess of the CET1 ratio (what is not naturally covered by the ratio itself). In accordance with this policy, at the close of December 2016 the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro would be limited to less than 2 basis points, and the coverage level of the expected earnings for the next year in these two countries would be 50% in Mexico and 70% in Turkey.

14	Group information

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations, while controlling the impact on the capital adequacy ratio through the valuation of the portfolio of available-for-sale assets.

In 2016, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks aimed at improving profitability. The amount of NTI generated in Europe and the United States is the result of prudent portfolio management strategies, particularly of sovereign debt, in a context marked by low interest rates. Portfolios are also held in Mexico, Turkey and South America, mainly of sovereign debt, to manage the balance-sheet structure.

Finally, the political uncertainties generated by Brexit and the U.S. elections have had a limited impact on the debt markets. No major increases have been observed in either the sovereign debt spreads or those of BBVA, so their effect on NTI and the valuation of the ALCO portfolios has been limited. In Mexico, the Central Bank (Banxico) has tried to contain inflation and protect the peso by five interest-rate hikes totaling 250 basis points over 2016, leaving the monetary policy rate at 5.75%, the highest since 2009. In Turkey, the markets have shown resilience despite the volatility, mainly due to geopolitical factors. As a result, the year has closed with a risk premium in line with the close of 2015. The CBRT, which had been lowering rates for the first three quarters of 2016, raised them in November, in response to the slight slowdown in growth and the weakness of the Turkish lira.

Economic capital

Attributable economic risk capital (ERC) consumption at the close of December stood at € 37,665m in consolidated terms, a year-on-year decline of 6.9% (1). This performance is mainly the result of the depreciation against the euro of some local currencies (mainly the Turkish Lira, Mexican and Argentine pesos and Venezuelan bolivar). In constant terms, the year-on-year decline is 3.4%. The decline is mainly focused on fixed-income (spread) and equity ERC, due to the reduction in the “available-for-sale” portfolio, as well as market risk. In contrast, there were increases over the year in ERC in structural exchange-rate risk and operational risk.

(1)	The rate of change is calculated against the consolidated data of the close of December 2015 in comparable terms (€40,461m). This includes the annual effect of updating the methodology and asset risk parameters at the close of the year (Mexico, South America, the United States, Garanti and CX), the revision of the models for other risks and the start of imputing new types of risks (fixed-income spread and other risks), in accordance with the classification required for 2016, as compared with the official consolidated data for the close of 2015 (€34,998m).

Solvency	15

The BBVA share

Global growth improved in the second half of 2016 (estimated at 0.8% for the third quarter and 0.9% for the fourth). Developed countries are speeding up their growth thanks to improved confidence and a stronger industrial sector, which is also having an effect on the Chinese economy. The performance of the rest of the emerging economies is uneven, but in general the trend is for recovery. The improvement in global trade also appears to be confirmed, after a weak first half of the year.

Against this backdrop, the performance of the main stock-market indices has varied greatly over the last twelve months. The Stoxx 50 lost 2.9%, while in the Eurozone the Euro Stoxx 50 gained 0.7% and in Spain, the Ibex 35 fell by 2.0%. The S&P 500, which tracks the share prices of U.S. companies, closed the year up 9.5%, most of the gain being in the second half of the year.

In the banking sector, the Stoxx Banks index of European banks, including those in the United Kingdom, slowed its decline of the first half of the year, and closed 2016 with a decline of 6.8%. The same trend is reflected in the Eurozone bank index, the Euro Stoxx Banks, which lost 8.0%. In the United States, the S&P Regional Banks sector index gained 32.4% in 2016, with the growth focused at the end the year following the results of the U.S. elections.

The BBVA share performed relatively better in 2016 than the European banking system as a whole. As of December 31, 2016, the BBVA share price was €6.41, a rise over the quarter of 19.2% and a year-on-year decline of 4.8%.

As regards shareholder remuneration, two cash dividends have been paid for a gross €0.08 per share each. These

The BBVA share and share performance ratios

	31-12-16	31-12-15
Number of shareholders	935,284	934,244
Number of shares issued	6,566,615,242	6,366,680,118
Daily average number of shares traded	47,180,855	46,641,017
Daily average trading (million euros)	272	393
Maximum price (euros)	6.88	9.77
Minimum price (euros)	4.50	6.70
Closing price (euros)	6.41	6.74
Book value per share (euros)	7.22	7.47
Tangible book value per share (euros)	5.73	5.88
Market capitalization (million euros)	42,118	42,905
Yield (dividend/price; %) (1)	5.8	5.5

(1)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

payments were made on July 11, 2016 and January 12, 2017. The Board of Directors of BBVA also decided at its meetings on March 31 and September 28, 2016, to carry out two capital increases against voluntary reserves to implement the “dividend-option” system, in accordance with the terms agreed at the Annual General Meeting of March 11, 2016. In the first increase, the holders of 82.13% of the rights opted to receive new shares, while in the second, the figure was 87.85%. These percentages once more confirm the popularity of this remuneration system among BBVA shareholders.

16	Group information

The number of BBVA shares as of 31-Dec-2016 is 6,566,615,242. The number of shareholders is 935,284. Residents in Spain hold 45.4% of the share capital, while the percentage owned by non-resident shareholders stands at 54.6%.

Shareholder structure

(31-12-2016)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	195,708	20.9	13,968,109	0.2
151 to 450	193,919	20.7	52,751,281	0.8
451 to 1,800	293,155	31.3	283,143,322	4.3
1,801 to 4,500	132,489	14.2	377,585,913	5.8
4,501 to 9,000	61,532	6.6	387,861,188	5.9
9,001 to 45,000	51,748	5.5	902,063,600	13.7
More than 45,001	6,733	0.7	4,549,241,829	69.3

Total	935,284	100.0	6,566,615,242	100.0

BBVA shares are traded on the Continuous Market of the Spanish Stock Exchanges and also on the stock exchanges in London and Mexico. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also on the Lima Stock Exchange (Peru) under an exchange agreement between these two markets. Among the main stock-market indices, BBVA shares are included on the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 8.70%, 1.90% and 1.21% respectively. They are also listed on several sector indices, such as the Stoxx Banks, with a weighting of 4.39%, and the Euro Stoxx Banks, with a weighting of 9.29%.

Lastly, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance), which evaluate the performance of companies in this area, as summarized in the table below.

Sustainability indices on which BBVA is listed as of 31-12-2016

Listed on the MSCI Global Sustainability indices
(1)	AAA rating
Listed on the FTSE4Good Global, FTSE4Good Europe and FTSE4Good IBEX indices
Industry leader according to the latest ESG 2015 rating
Listed on the Euronext Vigeo Eurozone 120 indices
Included on the Ethibel Excellence Investment Register
In 2016, BBVA obtained a “B” rating

(1)	The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

The BBVA share	17

Responsible banking

BBVA’s responsible banking model seeks to boost financial inclusion and literacy and support scientific research and culture. The Group operates with the highest level of integrity, a long-term focus, and a balanced relationship with customers, contributing to the development of the communities in which it is present. All this is in line with the Bank’s Purpose: “to bring the age of opportunity to everyone”.

The highlights in 2016 in responsible banking are summarized below.

TCR Communication

BBVA puts customers at the core of its business. The “TCR Communication” project helps customers make informed decisions, ensuring that BBVA’s relationship with them is transparent, clear and responsible in each interaction. In this way we strengthen the relationship of trust and we gain their loyalty, so they recommend us to other potential customers.

In 2016 we have worked in three areas. We have continued to expand the number of products and services that have TCR leaflets, we have worked on making contracts TCR and we have made sure that the language used in online banking conversations and in the replies to their complaints is in line with these principles. We have also continued to work on digital projects hand in hand with the development and usability teams.

Clarity and transparency are not only achieved through the “TCR Communication” project. The Commitment and Transparency Foundation (Fundación Compromiso y Transparencia) has also ranked BBVA second on the list of companies that best inform of their fiscal responsibility in the Ibex 35 index.

Society

Products with a high social impact

BBVA and the European Investment Bank (EIB) have joined forces for the third time to boost funding for small and medium-sized enterprises, provide liquidity and help them with their investments.

Moreover, BBVA is committed to sustainable funding strategies and is incorporating environmental and social criteria into its products to generate a positive impact. This commitment is reflected in the Bloomberg ranking, where BBVA is the first Spanish financial institution as issuer of green bonds.

Social programs

In Spain, the fifth edition of the Territorios Solidarios project has taken place. This initiative offers the Bank’s employees the chance to put forward non-profit organizations which are then voted by the rest of staff and can win up to 10,000 euros to fund a project within their area of activity. This year, 1,650,000 euros have been distributed.

The 8th Integra Awards have also been held to recognize the innovative initiatives that generate quality employment for people with disabilities in Spain. A total of € 3m have been granted in the seven years of the awards so far, 700 jobs have been created for people with disabilities and a further 4,000 jobs have been maintained.

Meanwhile, BBVA Bancomer and Seguros Bancomer have received from the Mexican Center for Philanthropy (Cemefi) the “Socially Responsible Company” recognition, which is awarded to all leading companies in the field of social responsibility that have certifiable standards in community involvement and support for the populations over which they have an influence. This recognition was awarded for the first time in 2000. BBVA Bancomer has been the only bank to receive this recognition for more than fifteen years.

Lastly, as regards housing, an agreement was signed in July between BBVA Group and the Regional Government of Catalonia for the implementation of a social housing project. BBVA will transfer 1,800 homes to the Regional Government for families in a situation of social vulnerability. The Regional Government will implement a social insertion plan as part of this agreement.

Financial literacy

The Institute for Financial Literacy, a non-governmental organization based in the United States, has awarded the recognition Excellence in Financial Literacy Education to BBVA Bancomer for the approach and the results of its financial literacy program “Adelante con tu futuro” (Forward with your future), in the “Organization of the Year” category.

With the aim of raising awareness of the importance of financial literacy in the lives of people, and helping to train consumers to be more aware and better informed about banking products, BBVA Chile has just implemented its new web site. educacionfinancierabbva.cl. Over 10,300 young people in Chile, of whom 60% live in remote regions far from the capital, have taken part this year in Liga de Educación Financiera BBVA (BBVA Financial Literacy League), a program designed to teach good financial habits to students aged 14 to 17.

For the second year in a row, the BBVA Provincial Foundation has held the ceremony for the presentation of its “Adelante con la educación” (Forward with education) awards. Their aim is to recognize students and teachers who participate in its educational programs.

18	Group information

Knowledge, science and culture

The “Acción Magistral 2016” (Teacher Action) Awards, organized by the FAD, the Spanish Commission for Cooperation with UNESCO and BBVA, have once more recognized the best teaching projects that provide education in values. The registration period has been opened for these awards, which offer an incentive to teachers who want to go beyond their daily obligations and make an effort to instill in their classrooms values such as solidarity and respect for others.

The BBVA Foundation Frontiers of Knowledge Awards have recognized, once more, the most prominent researchers in their respective fields, some of them focused on social and environmental issues.

The BBVA Foundation has launched a call for new aid for “Scientific Research Teams and Cultural Researchers and Creators”. The aim is to support the development of projects that are characterized by an innovative spirit in areas such as ecology and big data.

Fundéu BBVA continues to be a benchmark in the world of letters. In 2016, in partnership with Molino de Ideas, it studied the development of printed press in Spain from 1914 to 2014 as part of the Aracne project. Its work will boost the use of Spanish and offer a complete picture of how society changes through language.

Entrepreneurship

Innovation

BBVA Bancomer has opened the first Innovation Center in the banking sector in Mexico as a meeting point for the country’s innovation ecosystem (entrepreneurs, developers and startups). The BBVA Innovation Centers were launched four years ago in Madrid, Colombia and the United States. Their success is reflected in three main figures: over 20,000 visits received, 200 events in BBVA CIB, Madrid, a website with more than a million visits and 100,000 followers on Facebook.

Microfinance Foundation

The Microfinance Foundation has continued to give access to financial products for the most disadvantaged groups, with special emphasis on women as generators of wealth in Latin American countries. 61% of the entrepreneurs it supports with loans and advice are women. In 2016, the Foundation’s commitment to the Sustainable Development Goals Fund (SDG-F) was renewed until 2019. It has also participated in the United Nations high-level panel on women’s economic empowerment in Latin America. The event revolved around the economic gap between men and women in Latin America and the Caribbean.

To show all the efforts made, the BBVA Microfinance Foundation has presented its 2015 Social Performance Report “Measuring What Really Matters” at the Institute of International Finance in Washington.

Over the year, the Foundation has received many recognitions for its work. Worth mentioning are the ECOFIN Awards as the best “International Brand-Image of Spain” in 2016.

Responsible banking	19

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2016 the reporting structure of BBVA Group’s business areas remains basically the same as in 2015:

•	Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain covers specialist management of real-estate assets in the country (excluding buildings for own use), including: foreclosed real-estate assets from residential mortgages and developers; as well as lending to developers.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Turkey includes the activity of the Garanti Group. BBVA’s stake in Garanti (39.9% since the third quarter of 2015) has been incorporated into the Group’s financial statements since then by the full integration method. The above has had an impact on the year-on-year rates of change in the earnings of this area due to the change in the scope of consolidation. In order to make the comparison against 2015 easier, rates of change are shown by taking into account the stake in Garanti on an equivalent basis, i.e. including the stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015 (Turkey in comparable terms).

•	Mexico includes all the banking, real-estate and insurance businesses carried out by the Group in the country.

•	South America basically includes BBVA’s banking and insurance businesses in the region.

•	The rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group in 2015.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in all the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

20	Business areas

Major income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
2016
Net interest income	17,059	3,883	60	1,953	3,404	5,126	2,930	166	17,521	(461)
Gross income	24,653	6,445	(6)	2,706	4,257	6,766	4,054	491	24,713	(60)
Operating income	11,862	2,846	(130)	863	2,519	4,371	2,160	149	12,778	(916)
Income before tax	6,392	1,278	(743)	612	1,906	2,678	1,552	203	7,486	(1,094)
Net attributable profit	3,475	912	(595)	459	599	1,980	771	151	4,276	(801)
2015
Net interest income	16,426	4,001	71	1,811	2,194	5,387	3,202	183	16,850	(424)
Gross income	23,680	6,804	(28)	2,631	2,434	7,081	4,477	473	23,872	(192)
Operating income	11,363	3,358	(154)	825	1,273	4,459	2,498	121	12,380	(1,017)
Income before tax	5,879	1,548	(716)	685	853	2,772	1,814	111	7,066	(1,187)
Net attributable profit	2,642	1,085	(496)	517	371	2,094	905	75	4,552	(1,910)

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

Breakdown of gross income, operating income and net attributable profit by geography (1)

(2016. Percentage)

	Banking activity in Spain	Spain (2)	The United States	Turkey	Mexico	South America	Rest of Eurasia
Gross income	26.1	26.1	10.9	17.2	27.4	16.4	2.0
Operating income	22.3	21.3	6.8	19.7	34.2	16.9	1.2
Net attributable profit	21.3	7.4	10.7	14.0	46.3	18.0	3.5

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Major balance sheet items and risk-weighted assets by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
31-12-16
Loans and advances to customers	414,500	181,243	5,946	61,159	55,612	46,474	48,718	15,199	414,350	150
Deposits from customers	401,465	177,149	24	65,760	47,244	50,571	47,921	12,796	401,465	—
Off-balance sheet funds	91,287	56,147	8	—	3,753	19,111	11,902	366	91,287	—
Risk-weighted assets	388,760	113,048	10,988	65,445	70,337	47,881	57,394	15,196	380,289	8,471
31-12-15
Loans and advances to customers	414,165	184,115	8,228	59,796	55,182	47,534	43,596	15,579	414,029	136
Deposits from customers	403,362	185,484	131	63,715	47,199	49,553	42,227	15,053	403,362	—
Off-balance sheet funds	89,748	54,504	6	—	3,620	21,557	9,729	331	89,748	—
Risk-weighted assets	401,277	121,889	14,606	60,092	73,207	50,330	56,563	15,356	392,044	9,234

Business areas	21

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Risk adjusted return. Calculation of risk adjusted return per transaction, customer, product, segment, unit and/or business area is sustained on ERC, which is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord.

•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction’s revision period or maturity, and a liquidity premium, i.e. a spread that is established based on the conditions and outlook of the financial markets. Additionally, there are agreements for the allocation of earnings between the product-generating units and the distribution units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates

(Quarterly averages. Percentage)

	2016				2015
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.04	0.05	0.05	0.05	0.05
Euribor 3 months	(0.31)	(0.30)	(0.26)	(0.19)	(0.09)	(0.03)	(0.01)	0.05
Euribor 1 year	(0.07)	(0.05)	(0.02)	0.01	0.09	0.16	0.17	0.25
USA Federal rates	0.55	0.50	0.50	0.50	0.33	0.25	0.25	0.25
TIIE (Mexico)	5.45	4.60	4.08	3.80	3.35	3.32	3.30	3.30
CBRT (Turkey)	7.98	7.99	8.50	8.98	8.78	8.66	8.26	7.99

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	31-12-16	31-12-15	30-09-16	2016	2015
Mexican peso	21.7718	(13.1)	(12.8)	20.6637	(14.8)
U.S. dollar	1.0541	3.3	6.3	1.1069	0.2
Argentine peso	16.5846	(14.8)	(36.4)	16.3348	(37.2)
Chilean peso	703.23	9.5	12.2	748.50	(3.0)
Colombian peso	3,164.56	8.2	10.5	3,378.38	(9.8)
Peruvian sol	3.5310	5.0	2.1	3.7333	(5.4)
Venezuelan bolivar	1,893.94	(75.2)	(88.2)	1,893.94	(75.2)
Turkish lira	3.7072	(14.3)	(8.5)	3.3427	(9.5)

22	Business areas

Banking activity in Spain

Highlights
•	Decline in lending, but good performance of the more liquid deposits and off-balance sheet funds.
•	Earnings affected by the allocation of a provision related to the so called “mortgage floor clauses”.
•	Revenues impacted by the current interest-rate environment and lower activity in the markets.
•	Positive figures for operating expenses and impairment losses on financial assets.
•	Risk indicators continue to improve.

Banking activity in Spain	23

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2016	Δ%	2015
Net interest income	3,883	(2.9)	4,001
Net fees and commissions	1,500	(6.5)	1,605
Net trading income	787	(22.3)	1,013
Other income/expenses	275	48.6	185
Gross income	6,445	(5.3)	6,804
Operating expenses	(3,599)	4.4	(3,446)
Personnel expenses	(2,011)	5.5	(1,907)
Other administrative expenses	(1,268)	8.4	(1,170)
Depreciation	(319)	(13.3)	(368)
Operating income	2,846	(15.2)	3,358
Impairment on financial assets (net)	(763)	(42.7)	(1,332)
Provisions (net) and other gains (losses)	(805)	68.6	(478)
Income before tax	1,278	(17.5)	1,548
Income tax	(363)	(20.4)	(456)
Net income	915	(16.2)	1,092
Non-controlling interests	(3)	(52.9)	(6)
Net attributable profit	912	(16.0)	1,085

Major balance sheet items	31-12-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	45,590	32.9	34,298
Financial assets	100,394	(14.7)	117,631
Loans and advances to customers	181,243	(1.6)	184,115
Inter-area positions	1,996	188.3	692
Tangible assets	788	12.2	702
Other assets	2,632	12.6	2,338

Total assets/liabilities and equity	332,642	(2.1)	339,775

Deposits from central banks and credit institutions	66,029	11.1	59,456
Deposits from customers	177,149	(4.5)	185,484
Debt certificates	35,980	(13.1)	41,422
Subordinated liabilities	2,365	0.8	2,347
Inter-area positions	—	—	—
Financial liabilities held for trading	39,829	(0.3)	39,955
Other liabilities	1,881	1.4	1,854
Economic capital allocated	9,409	1.6	9,259

Relevant business indicators	31-12-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	180,707	(3.7)	187,719
Customer deposits under management (1)	171,210	2.5	167,026
Off-balance sheet funds (2)	56,147	3.0	54,504
Risk-weighted assets	113,048	(7.3)	121,889
Efficiency ratio (%)	55.8		50.6
NPL ratio (%)	5.8		6.6
NPL coverage ratio (%)	53		59
Cost of risk (%)	0.32		0.71

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The Spanish economy grew by 0.7% in the third quarter of 2016, maintaining the stabilization in growth at a year-on-year rate of 3.2%. Domestic demand continues to be solid.

The family and corporate deleveraging process continues in the financial system, although at a slower pace than in previous years. According to data as of October 2016, total domestic private-sector loans fell by 4.8% in year-on-year terms. Nevertheless, the trend for growth in new loan operations to families and SMEs starting in January 2014 continues, and the amount increased by 5.2% on November 2015. However, the total amount of new operations fell by 13.3% between January and November 2016, due to the fall in new loans to large companies. The asset quality indicators in the system continue to improve. The NPL ratio in the sector stood at 9.3% in October, 0.85 percentage points below the figure at the close of 2015, due to the significant reduction in non-performing loans (down 16.3% year-on-year and 40% since the high in December 2013). The environment of all-time low interest rates continues to put pressure on profitability in the system, with a ROE of 4.8% as of September 2016. Finally, use of Eurosystem liquidity by Spanish entities is relatively stable: € 135,987m as of November 2016, practically the same figure as one year earlier.

Activity

Gross customer lending has declined, in year-on-year terms, by 3.7%, closely linked to the reduction in the mortgage and public-sector portfolios and the balance of non-performing loans. However, it should be noted that new loan production has been positive over the year, showing year-on-year growth of 5.5% in mortgages (a rise not sufficient to increase stock, which is still declining at rates similar to previous quarters, down 4.0% year-on-year) and 36.2% in consumer finance (a portfolio whose final volume has grown by 18.0% as of 31-Dec-2016).

As regards asset quality, the reduction in the NPL ratio continues: down 12 basis points over the last quarter and 86 basis points in the last twelve months. The coverage ratio closed the year above 53%.

Customer deposits under management have grown by 2.5% in year-on-year terms in 2016, largely due to the good performance of

24	Business areas

current and savings accounts (up 21.8%). Time deposit balances have declined by 14.4% as a result of the reduced remuneration in this kind of deposits.

Finally, off-balance sheet funds have grown by 3.0% year-on-year, most notably in the fourth quarter (up 2.6% on the previous quarter). Mutual funds grew by 3.7% and pensions funds by 2.4%.

Earnings

Earnings in the area are affected by the recognition of the provision to cover the possible future claims that customers could file related to the judgment by the CJEU on “mortgage floor clauses” in loans with consumers. Apart from this, the most relevant aspects of the account in 2016 are:

•	The decline in yield on loans is still not offset by cheaper funding, whether retail (reduced cost of deposits) or wholesale. The above, combined with lower volume of loans, explains the year-on-year decrease of 2.9% in cumulative net interest income for 2016, despite the fact that it grew slightly in the last quarter (up 0.3%).

•	In a complex environment such as that of 2016, income from fees and commissions declined by 6.5%. This fall is closely linked to market movements and reduced activity in securities and investment banking.

•	The contribution of NTI is lower than in 2015, due mainly to lower sales of ALCO portfolios. The Global Markets unit has performed particularly well, above all in the last quarter of the year. As a result, the year-on-year decline in this heading is below that in the cumulative figure through the third quarter of 2016.
•	Other income/expenses have grown by 48.6% year-on-year, partly due to the positive performance of income from insurance activities in the last twelve months and a reduced annual contribution to the Single Resolution Fund (–€ 117m before tax) booked in the second quarter of the year compared with the 2015 figure (in 2015 it was booked in the fourth quarter). The contribution to the Deposit Guarantee Fund in the fourth quarter is in line with that made in the same period last year.

•	Operating expenses have fallen in the fourth quarter by 2.4% as a result of the synergies generated by the operational integration of CX. These synergies will be consolidated and become more visible over 2017. The behavior of this line in the cumulative figure for 2016 shows a year-on-year increase of 4.4%, very closely linked to the inclusion of CX in April 2015, and related integration costs.

•	The continued improvement in asset quality has resulted in more limited impairment losses on financial assets (down 42.7% year-on-year). As a result, the cumulative cost of risk through December stands at 0.32%, a fall of 39 basis points on the previous year.

•	Provisions (net) and other gains (losses) increased in 2016 year-on-year by 68.6%, due basically to the provision of € 577m before tax to cover the contingency related to the aforementioned “mortgage floor clauses” (€ 404m after tax). This item also includes the costs resulting from the transformation process.

As a result, the net attributable profit generated by banking activity in Spain in 2016 stands at €912m, a year-on-year reduction of 16.0%. Not including the provision for “mortgage floor clauses” mentioned above, there would have been an increase of 21.2% to € 1,316m.

Banking activity in Spain	25

Real-estate activity in Spain

Highlights
•	The growing trend in demand, prices and activity in the mortgage market continues.
•	Further reduction in net exposure and NPLs in the area.
•	Increased coverage for real-estate assets.

Coverage of real-estate exposure in Spain (1)

(Million of euros as of 31-12-16)

	Risk amount	Provision	% Coverage over risk
NPL	5,095	2,888	57
Foreclosed real-estate and other assets	14,205	8,884	63
From real-estate developers	8,017	5,290	66
From dwellings	4,332	2,588	60
Other	1,856	1,006	54

Subtotal	19,300	11,772	61

Performing	2,835	56	2
With collateral	2,469	48	2
Finished properties	1,800	33	2
Construction in progress	427	6	1
Land	242	9	4
Without collateral and other	366	8	2
Real-estate exposure	22,135	11,828	53

(1)	Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Industry trends

According to the latest available information as of November 2016 from the General Council of Spanish Notaries, a total of 408,973 homes were sold in the first eleven months of the year, a year-on-year rise of 12.9%. This performance is slightly above the BBVA Research forecast, which initially estimated a year-on-year growth in sales in 2016 of around 10%.

With respect to the latest data published by the National Institute for Statistics (INE) in the third quarter of 2016, the price of homes has grown 4.0% year-on-year. This is a similar rate to that of the previous quarter (up 3.9%), changing the moderation that began in the second quarter of 2016. Once more, the year-on-year rise in the price of new construction (up 7.3%) is far greater than that of existing homes (up 3.5%).

The mortgage market is still strong, thanks to increased sales in a context of low cost of finance, as interest rates remain at record low levels. The volume of new residential mortgage loans granted to families picked up to a year-on-year growth of 6.7% in November. Not including transactions whose conditions were renegotiated, new loans for homes in November posted a year-on-year rise of 19.3%. In the first eleven months of 2016 they grew by 21.5% on the figure for the same period in 2015.

The figures related to construction activity show the number of construction permits approved in the first ten months of the year is 33.2% up on the same period in 2015.

Activity

BBVA continues with its strategy of reducing its net exposure to the real-estate sector in

26	Business areas

Spain, both in the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans) and in foreclosed real-estate assets from retail mortgage loans. As of 31-Dec-2016, the amount stood at € 10,307m (in accordance with the scope of transparency stipulated by Bank of Spain Circular 5/2011 dated November 30), a fall of 16.8% since December 2015. It has declined by 7.0% with respect to the figure for September 2016.

Total real-estate exposure, including outstanding loans to developers, foreclosures and other assets, reflects a coverage ratio of 53% at the close of the fourth quarter of 2016, which represents an improvement of 3.2 percentage points with respect to the figure for 31-Dec-2015, and 2.1 percentage points against the ratio for 30-Sep-2016.

Non-performing loans have fallen again in the fourth quarter and in the last twelve months, with new additions to NPL declining over the period and a coverage ratio of 57%.

Sales of real-estate assets in the fourth quarter amounted to 3,340 units, and a total sales price of € 340m. In the cumulative total for the year, the real-estate units sold increased by 37% with respect to 2015. The main levers in 2016 have been the implementation of commercial plans and actions designed to speed up sales and reduce the stock of product that has been on the Entity’s balance sheet for the longest time.

Earnings

This business area posted a cumulative loss in 2016 of €595m, compared with a loss of € 496m in 2015. In the fourth quarter of 2016, there was an increased allocation to provisions (net) and other gains (losses), due to a greater need for real-estate provisions, which has been partially offset by a lower figure for impairment losses on financial assets. Not including this effect, earnings in the area have improved due to the more favorable cost of funding in the asset portfolios and lower financed volumes as a result of reduced exposure.

Financial statements

(Million euros)

Income statement	2016	Δ%	2015
Net interest income	60	(16.2)	71
Net fees and commissions	6	138.9	2
Net trading income	(3)	n.m.	4
Other income/expenses	(68)	(35.0)	(105)
Gross income	(6)	(76.5)	(28)
Operating expenses	(124)	(1.8)	(126)
Personnel expenses	(66)	1.7	(64)
Other administrative expenses	(31)	(16.5)	(37)
Depreciation	(27)	11.2	(25)
Operating income	(130)	(15.2)	(154)
Impairment on financial assets (net)	(138)	(23.1)	(179)
Provisions (net) and other gains (losses)	(475)	23.9	(383)
Income before tax	(743)	3.8	(716)
Income tax	148	(33.2)	221
Net income	(595)	20.3	(495)
Non-controlling interests	(0)	(84.9)	(1)
Net attributable profit	(595)	20.1	(496)

Major balance sheet items	31-12-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	9	77.7	5
Financial assets	575	35.1	425
Loans and advances to customers	5,946	(27.7)	8,228
Inter-area positions	—	—	—
Tangible assets	464	(64.3)	1,302
Other assets	6,719	(6.2)	7,162

Total assets/liabilities and equity	13,713	(19.9)	17,122

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	24	(81.5)	131
Debt certificates	—	—	—
Subordinated liabilities	834	(2.7)	857
Inter-area positions	9,520	(25.1)	12,708
Financial liabilities held for trading	0	n.m.	—
Other liabilities	(0)	n.m.	—
Economic capital allocated	3,335	(2.7)	3,427
Memorandum item:
Risk-weighted assets	10,988	(24.8)	14,606

Real-estate activity in Spain	27

The United States

Highlights
•	Focus on selective and profitable growth continues.
•	Good performance of deposits, especially in the fourth quarter.
•	Increased contribution of the area to the Group’s results.
•	Improvement of risk indicators along the year. evels.

28	Business areas

Macro and industry trends

U.S. GDP grew slightly above 3% in annualized terms in the third quarter of 2016, after a relatively weak first half of the year (at around an annualized average of 1%), but progress has continued at dual speed, with strong consumption but moderate investment. Private consumption is expected to continue to increase at a similar pace, supported by employment growth, easy credit, more limited inflationary pressures, and despite the important role that deleveraging will play. With respect to investment, lower earnings from companies and the adjustment in the energy and mining sector will continue to weigh on corporate decisions.

In the currencies market, the uncertainty in the wake of the U.S. presidential elections and the FED’s normalization process led to a reversal of the depreciation of the dollar that had begun in the first quarter of the year. The dollar gained 3.3% against the euro over the last twelve months, in accordance with the year-end exchange rate as of 31-Dec-2016. It still has some room to continue to appreciate, given the FED’s steady normalization and the maintenance of an accommodative monetary policy in the Eurozone.

Overall, the financial system continues to be in good shape, despite the environment of low interest rates. The NPL ratio in the sector is continuing its downward trend begun in 2010. Based on data at the end of the third quarter of 2016 it stands at 2.05%. According to the latest available information for November 2016, lending is growing at a year-on-year rate of 3.2%, with household and commercial loans growing at a similar rate. The behavior of deposits in the system has been more volatile. As of November they increased at 4.9% in year-on-year terms.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Gross lending to customers in the United States in 2016 continues the moderation which began in the second half of 2015, for two complementary reasons; first, the strategy in the area focused on selective growth in

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2016	Δ%	Δ% (1)	2015
Net interest income	1,953	7.9	7.6	1,811
Net fees and commissions	638	3.5	3.2	616
Net trading income	142	(23.6)	(23.9)	186
Other income/expenses	(27)	n.m.	n.m.	18
Gross income	2,706	2.8	2.5	2,631
Operating expenses	(1,843)	2.0	1.7	(1,806)
Personnel expenses	(1,073)	3.9	3.6	(1,032)
Other administrative expenses	(580)	1.8	1.4	(570)
Depreciation	(190)	(6.7)	(6.9)	(204)
Operating income	863	4.6	4.3	825
Impairment on financial assets (net)	(221)	56.0	55.8	(142)
Provisions (net) and other gains (losses)	(30)	n.m.	n.m.	1
Income before tax	612	(10.6)	(10.9)	685
Income tax	(153)	(8.8)	(8.9)	(168)
Net income	459	(11.2)	(11.5)	517
Non-controlling interests	(0)	(60.0)	(60.1)	0
Net attributable profit	459	(11.2)	(11.5)	517

Major balance sheet items	31-12-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	9,766	9.1	5.6	8,953
Financial assets	14,581	0.8	(2.4)	14,468
Loans and advances to customers	61,159	2.3	(1.0)	59,796
Inter-area positions	—	—	—	—
Tangible assets	787	0.9	(2.3)	780
Other assets	2,609	6.2	2.8	2,457

Total assets/liabilities and equity	88,902	2.8	(0.4)	86,454

Deposits from central banks and credit institutions	3,473	(43.1)	(44.9)	6,100
Deposits from customers	65,760	3.2	(0.1)	63,715
Debt certificates	952	3.4	0.1	921
Subordinated liabilities	1,494	2.4	(0.9)	1,459
Inter-area positions	4,875	218.8	208.7	1,529
Financial liabilities held for trading	2,901	(24.5)	(26.9)	3,844
Other liabilities	6,068	6.1	2.7	5,718
Economic capital allocated	3,379	6.7	3.3	3,167

Relevant business indicators	31-12-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	62,000	2.3	(0.9)	60,599
Customer deposits under management (2)	63,195	5.0	1.7	60,173
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	65,445	8.9	5.4	60,092
Efficiency ratio (%)	68.1			68.6
NPL ratio (%)	1.5			0.9
NPL coverage ratio (%)	94			151
Cost of risk (%)	0.37			0.25

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

The United States	29

the most profitable portfolios and segments and thus represent a more efficient capital consumption; and second, portfolio sales in the residential mortgage segment, made basically in the second half of 2016. As a result, this heading has fallen by 0.9% over the year. By portfolios, the growth is focused on secured loans and credit cards for the large corporates and the commercial segment.

With regard to the asset quality of the portfolio, the NPL ratio at the end of 2016 is 1.5%, an improvement on that reported at 30-Sep-2016 (1.7%). The coverage ratio closed 2016 at 94% (compared with 87% at the close of September). BBVA in the United States maintains a conservative and prudent policy of extending credit and collateral requirements to companies in the energy sector. The exploration & production portfolio accounts for 2.9% of the total BBVA Compass portfolio.

Customer deposits under management performed better in the final part of the year (up 1.8% in the fourth quarter), leading to a year-on-year growth of 1.7%. This growth is strongly influenced by the increase in both current and savings accounts (up 1.8% quarterly) and time deposits (up 1.6% in the last three months). In year-on-year terms, current and savings accounts have risen by 4.7%, while time deposits have declined by 7.8%.

Earnings

The United States generated a net attributable profit for 2016 of € 459m. There was outstanding performance in this area, particularly in the last quarter, when growth was 29.7% compared to the third quarter. As a result the cumulative year-on-year decline slowed to 11.5%. In addition, the most relevant aspects are:

•	The good performance of net interest income has improved further, increasing as a cumulative total by 7.6% year-on-year, due mainly to the rise in interest rates and good management of customer spreads.

•	Income from fees and commissions increased by 3.2% over the year, basically due to the improvement in asset management fees, card and merchant processing fees and money transfers.

•	NTI fell by 23.9% on the previous year as a result of the difficult market situation and lower sales of ALCO portfolios compared with 2015.

•	The rate of increase in operating expenses has moderated to a 1.7% year-on-year.

•	Lastly, impairment losses on financial assets have grown by 55.8%, basically due to an increase in provisions following the impact of the deterioration of the energy sector in the first quarter the year. The amount has steadily declined in the following quarters. The cumulative cost of risk in the area in 2016 is 0.37%, a clear improvement with respect to the peak in the first quarter (0.63%) and compared with the figure for the first nine months of 2016 (0.44%).

30	Business areas

Turkey

Highlights
•	Strong lending activity, heavily concentrated on loans in Turkish lira, and growth in deposits.
•	Positive trend in net interest income.
•	Growth in expenses in line with inflation.
•	Risk metrics reflects good management in a complex environment.

Turkey	31

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2016	Δ% (1)	Δ% (1.2)	2015
Net interest income	3,404	(1.9)	10.6	2,194
Net fees and commissions	731	(4.5)	7.8	471
Net trading income	77	n.m.	n.m.	(273)
Other income/expenses	46	(33.2)	(24.6)	42
Gross income	4,257	7.4	21.2	2,434
Operating expenses	(1,738)	(4.4)	7.8	(1,160)
Personnel expenses	(889)	(0.5)	12.1	(565)
Other administrative expenses	(635)	(15.4)	(4.6)	(478)
Depreciation	(214)	23.3	38.7	(118)
Operating income	2,519	17.3	32.6	1,273
Impairment on financial assets (net)	(520)	(18.1)	(7.8)	(422)
Provisions (net) and other gains (losses)	(93)	n.m.	n.m.	2
Income before tax	1,906	25.8	42.4	853
Income tax	(390)	30.0	47.3	(166)
Net income	1,515	24.8	41.2	687
Non-controlling interests	(917)	24.2	41.6	(316)
Net attributable profit	599	25.6	40.5	371

Major balance sheet items	31-12-16	Δ%	Δ% (2)	31-12-15
Cash and balances with central banks, credit institutions and others	11,927	(18.4)	(4.7)	14,608
Financial assets	13,670	(8.9)	6.3	15,006
Loans and advances to customers	55,612	0.8	17.6	55,182
Tangible assets	1,430	1.7	18.7	1,406
Other assets	2,229	(20.4)	(7.1)	2,801

Total assets/liabilities and equity	84,866	(4.6)	11.3	89,003

Deposits from central banks and credit institutions	13,490	(19.8)	(6.4)	16,823
Deposits from customers	47,244	0.1	16.8	47,199
Debt certificates	7,907	(0.6)	16.0	7,954
Subordinated liabilities	—	(99.8)	(99.8)	—
Financial liabilities held for trading	1,009	19.7	39.7	843
Other liabilities	12,887	(11.3)	3.6	14,521
Economic capital allocated	2,330	40.1	63.5	1,663

Relevant business indicators	31-12-16	Δ%	Δ% (2)	31-12-15
Loans and advances to customers (gross) (3)	57,941	0.3	17.1	57,768
Customer deposits under management (3)	42,612	(1.8)	14.6	43,393
Off-balance sheet funds (4)	3,753	3.7	21.0	3,620
Risk-weighted assets	70,337	(3.9)	12.1	73,207
Efficiency ratio (%)	40.8			47.7
NPL ratio (%)	2.7			2.8
NPL coverage ratio (%)	124			129
Cost of risk (%)	0.87			1.11

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	Figures at constant exchange rate.
(3)	Excluding repos.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

Following the significant slowdown in Turkey’s economic growth in the first half of 2016, GDP contracted in the third quarter by 1.8% in annualized terms. Inflation rose again in the final part of 2016, reversing the moderate figures posted since half-way through the year, as a result of weak domestic demand. This upward trend will probably continue, boosted by the depreciation of the Turkish lira and higher energy prices.

The Central Bank of Turkey (CBRT) increased interest rates slightly in November 2016 and January 2017, interrupting the series of cuts since March 2016 in the upper end of the interest-rate corridor.

The Turkish financial sector is maintaining the trend shown in recent quarters. The year-on-year rise in lending, adjusted for the effect of the depreciation of the Turkish lira, was 10.4% according to the latest data at the close of 2016, supported by 11% growth in consumer finance. Deposit gathering has maintained its strength along the year, with growth of 12% year-on-year, according to end-of-year data adjusted for the exchange-rate impact. Of particular note is the growth in Turkish lira deposits (up 18% year-on-year), which contrasts with the fall of 4% in foreign-currency deposits. The NPL ratio in the system stands at 3.2%, according to the latest available information at the end of 2016. As regards solvency, the sector continues to enjoy high capitalization ratios, with a capital adequacy ratio (CAR) of 15.3% as of November.

Activity

BBVA’s stake in Garanti Bank has been 39.9% since the third quarter of 2015, when Garanti was incorporated into the Group’s financial statements by the full integration method. Due to this, the year-on-year rates of change in the earnings of this area have been affected by the change in the scope of consolidation. Therefore, to make comparison against 2015 easier, rates of change are shown taking into account the stake in Garanti on an equivalent basis, i.e. including it as if it were incorporated by the full integration method since January 1, 2015 (hereinafter, “Turkey in comparable terms”).

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with

32	Business areas

the changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The year-on-year growth of gross lending to customers in the area accelerated in the last quarter of the year. As of 31-Dec-2016, it grew 17.1% over the balance at 31-Dec-2015. This boost comes from loans in Turkish lira, which are more profitable and on which the bank has focused. In Garanti Bank they have grown at rates above those in the sector (up 18.3% year-on-year compared with growth of 12.0% in the sector). By segment, all loans have made a positive contribution, particularly business banking loans (which is also performing better than the sector average) and loans to private individuals. Of particular note in the latter type of loans in the area is the better performance in the last quarter of the year of general-purpose loans, basically consumer loans (up 5.2%), which have grown above the rate of mortgage loans (up 3.4%) and closed 2016 with a year-on-year increase of 15.6% compared with 15.2% in mortgage loans. Loans in foreign currency continue their quarterly decline. Garanti Bank closed the year with a year-on year change of –5.2%. It should be noted that this contraction has been partially offset by the increase already mentioned in business banking loans in Turkish lira.

With regard to asset quality in the area, the main risk indicators have improved on the previous quarters, also with a better performance than the average in the sector. The NPL ratio has fallen to 2.7% from 2.9% as of 30-Sep-2016 (2.8% at the close of 2015), thanks to the reduction in NPL balances derived from portfolio sales. The coverage ratio stands at 124% (compared with the figure of 125% at the close of September 2016, and 129% as of 31-Dec-2015).

Growth in customer deposits under management has also accelerated in the area in the last quarter of the year to 4.6% above the balance as of 30-Sep-2016 (up 14.6% in year-on-year terms), with low-cost transactional items growing above time deposits (up 7.4% versus 3.8% respectively). Over 2016 as a whole, the growth of demand deposits (up 14.5% year-on-year) has been similar to that of time deposits (up 14.6%).

Earnings

Turkey generated a net attributable profit of € 599m in 2016, up 40.5% on 2015. The figure for the fourth quarter is 4.2% up on the previous quarter. The following are the key facts that explain the account:

•	Positive trend in net interest income, which in 2016 grew 10.6% year-on-year, due to the positive effects derived from cheaper sources of finance (due to the CBRT monetary policy and lower cost of swaps), and maintenance of customer spreads (via the management of deposit costs), together with a greater volume of activity (mainly from loans denominated in Turkish lira and the increase in the proportion of lower-cost deposits as a proportion of total customer deposits under management).

•	Favorable figures from income from fees and commissions, which increased 7.8% year-on-year. It is worth noting the positive impact of the reduction in the recognized provision for the miles paid to Turkish Airlines, given the lower oil price and the good performance of credit card fees. The above, together with the adequate diversification of these revenues, has offset the negative impacts of the depreciation of the Turkish lira (which has made the fees paid in U.S. dollars more expensive), and the suspension of the collection of account maintenance and administration fees imposed by the Turkish Council of State in January 2016.

•	The last quarter of the year was negative in terms of NTI. This can be mainly explained by the changes in the price of the Turkish lira, leading to losses due to exchange-rate differences, which have not been offset by the rest of the items. Even so, the results for this item amounted to € 77m in 2016, which compares very favorably to the negative € 303m in 2015. This has been possible thanks to the positive performance of the Global Markets unit, the capital gains from the divestment of ALCO portfolios and the booking in the second quarter of the VISA operation. In addition, it should be noted that in 2015, NTI was affected negatively by the volatility of the wholesale markets.

•	Operating expenses grew 7.8% year-on-year, in line with inflation. Disciplined cost control has partially offset the negative impacts of the depreciation in the Turkish lira on the cost headings denominated in foreign currency, higher costs derived from investments made in the upgrading, modernization and digitalization of traditional channels, as well as the 30% increase in the minimum wage since January 2016. As a result, the area has improved its efficiency ratio to 40.8%, from 47.7% in 2015.

•	Impairment losses on financial assets in 2016 stood at €520m, 7.8% below the figure for 2015. In the fourth quarter, there was a reduction of 62.4%. As a result of the above, the cost of risk in the area has fallen to 0.87% from 1.05% as of 30-Sep-2016 (1.11% in 2015).

•	Finally, provisions (net) and other gains/losses basically include a higher amount due to contingent exposures and commitments, and a capital gain of € 8m for the sale of the Moscow subsidiary.

Turkey	33

Mexico

Highlights

•	Activity continues strong.

•	Operating expenses still growing below gross income.

•	Double-digit year-on-year growth in net attributable profit.

•	Stability in risk indicators, as expected.

34	Business areas

Macro and industry trends

Mexico’s GDP growth slowed in the first three quarters of 2016, primarily due to a decline in investment starting in the second quarter. It also reflects deteriorating exports since the end of 2015, linked to the economic slowdown in the United States. This trend looks set to continue, with exports still showing no clear signs of recovery, despite the support provided by a depreciating peso. Private consumption may be curbed further, with confidence faltering as a result of slower job growth and real wages being kept in check.

The Mexican Central Bank (Banxico) has been raising interest rates since the end of 2015 (around 50 basis points in each of the first three quarters and 100 basis points in the final quarter) to 5.75% in December. Banxico’s forthcoming decisions are likely to remain in line with this trend, to counteract upward inflationary pressure and anchor expectations given the depreciation of the Mexican peso against the dollar (down 13.1% year-on-year against the euro in 2016).

The Mexican financial system maintains comfortable capital adequacy and asset quality indicators. The capital adequacy ratio has risen slightly to 15.2%, while the NPL ratio is down to 2.3%, according to November figures released by the National Securities Banking Commission (CNBV). Also in November, lending to the private sector grew at a nominal pace of 14.6% year-on-year, similar to that in the rest of the year. All loan portfolios contributed to this good performance. Traditional deposit gathering (demand and time deposits) was up 14.7% year-on-year in nominal terms (November 2016 figures), with similar performance for both components.

Activity

All rates of change given below, for both activity and earnings, will be at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

According to data at the close of 2016, BBVA in Mexico continues to perform well in lending, which has increased by 12.9% in year-on-year terms. As a result, BBVA Bancomer has retained its leading position, with a market share for its current portfolio of 23.5% (according to local information from the CNBV for the close of November 2016).

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2016	Δ%	Δ% (1)	2015
Net interest income	5,126	(4.9)	11.6	5,387
Net fees and commissions	1,149	(6.1)	10.2	1,223
Net trading income	222	12.3	31.8	198
Other income/expenses	270	(1.1)	16.0	273
Gross Aincome	6,766	(4.4)	12.1	7,081
Operating expenses	(2,396)	(8.6)	7.2	(2,622)
Personnel expenses	(1,048)	(6.6)	9.6	(1,122)
General and administrative expenses	(1,101)	(14.0)	0.9	(1,281)
Depreciation	(247)	12.6	32.1	(219)
Operating income	4,371	(2.0)	15.0	4,459
Impairment on financial assets (net)	(1,626)	(0.5)	16.8	(1,633)
Provisions (net) and other gains (losses)	(67)	25.6	47.4	(53)
Income before tax	2,678	(3.4)	13.3	2,772
Income tax	(697)	2.7	20.5	(678)
Net income	1,981	(5.4)	11.0	2,094
Non-controlling interests	(1)	4.7	22.9	(1)
Net attributable profit	1,980	(5.4)	11.0	2,094

Major balance sheet items	31-12-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	6,714	(44.6)	(36.2)	12,115
Financial assets	31,279	(5.5)	8.8	33,097
Loans and advances to customers	46,474	(2.2)	12.5	47,534
Tangible assets	1,957	(8.1)	5.8	2,130
Other assets	6,900	46.2	68.3	4,719

Total assets/liabilities and equity	93,318	(6.3)	7.9	99,594

Deposits from central banks and credit institutions	5,923	(53.8)	(46.8)	12,817
Deposits from customers	50,571	2.1	17.5	49,553
Debt certificates	4,050	(22.2)	(10.4)	5,204
Subordinated liabilities	4,561	2.8	18.3	4,436
Financial liabilities held for trading	8,283	16.1	33.6	7,134
Other liabilities	15,619	3.8	19.5	15,045
Economic capital allocated	4,311	(20.2)	(8.2)	5,404

Relevant business indicators	31-12-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	47,865	(1.9)	12.9	48,784
Customer deposits under management (2)	41,989	(3.1)	11.5	43,332
Off-balance sheet funds (3)	19,111	(11.3)	2.0	21,557
Risk-weighted assets	47,881	(4.9)	9.5	50,330
Efficiency ratio (%)	35.4			37.0
NPL ratio (%)	2.3			2.6
NPL coverage ratio (%)	127			120
Cost of risk (%)	3.40			3.28

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Mexico	35

Year-end figures indicate that the wholesale and retail portfolios are of equal weight, each representing approximately 50% of the total. The wholesale portfolio has increased 16.1% year-on-year. There was a good performance in business loans, including loans to corporate clients and mid-sized companies, which increased by 18.4% over the year and 6.2% in the fourth quarter. Within the loan book, lending to housing developers has been positive for the sixth quarter in a row, with a year-on-year increase of 34.2% (up 11.6% in the fourth quarter).

The retail portfolio has grown by 10.8% since the close of 2015, and 1.9% in the last three months. It is still buoyed by loans to SMEs and consumer finance, which were up 18.7% and 16.5% respectively. Credit cards continued their positive trend of previous quarters. As of 31-Dec-2016, year-on-year growth stood at 6.4%, boosted by new production (up 14.5% year-on-year according to accumulated figures at the close of 2016). Finally, residential mortgage new production also performed well, with a year-on-year increase of 12.8% in the cumulative figure for 2016. The maturity of this portfolio continues to determine growth in its balance, which is less dynamic than for other retail segments (up 6.4% in the last twelve months).

With regard to asset quality the main risk indicators are following a pattern of stability, in accordance with expectations. Thus, the NPL and coverage ratios closed the month of December at 2.3% and 127% respectively.

Total customer funds (customer deposits under management, mutual funds, pension funds and other off-balance sheet funds) posted year-on-year growth of 8.4% (up 0.4% in the last quarter). All products performed positively: current and savings accounts were up 10.8% in the year, and time deposits grew by 15.2%. Thanks to this trend, BBVA in Mexico can maintain a profitable funding mix in which lower-cost items account for around 80% of total customer deposits under management. Off-balance sheet customer funds saw year-on-year growth ease to 2.0%.

Earnings

•	BBVA in Mexico posted a cumulative net attributable profit through December 2016 of € 1,980m, with a year-on-year rate of growth of 11.0%, underpinned by:

•	An increase of 11.6% in net interest income, boosted mainly by higher volumes of activity.

•	Good performance of income from fees and commissions, with year-on-year growth of 10.2%, supported by a greater volume of transactions with credit card customers and fees from online banking.

•	Growth in NTI (up 31.8%) thanks to a good performance from the Global Markets unit, above all toward the end of the year.

•	A positive performance in the other income/expenses heading (up 16.0%), primarily thanks good revenue from insurance activities, and supported by the booking of the reserves released by changes in estimates affecting the system of calculation.

•	Increase in operating expenses (up 7.2%) below the growth of gross income in the area (up 12.1%) and also below the cumulative figure through the third quarter of 2016 (up 7.9%). This helped to improve the efficiency ratio, which in 2016 stood at 35.4% (compared with 37.0% in 2015). The indicator is well below the sector average not including BBVA Bancomer (56.4% according to local information from the CNBV for the close of November 2016).

•	Impairment losses on financial assets up year-on-year by 16.8%. As a result, the cumulative cost of risk for the area stands at 3.40%, below the year-end forecast of 3.50%.

•	Lastly, provisions (net) and other gains (losses) includes restructuring costs associated to the Group’s transformation process, which aims to forge a simpler, closer and more efficient organization. As a result, this heading grew a cumulative 47.4% year-on-year.

36	Business areas

South America

Highlights

•	Growth in lending activity in the region slows, in line with moderation in the macroeconomic environment.

•	Good performance of customer deposits.

•	Positive trend in revenues.

•	Costs influenced by high inflation in some countries and the adverse effect of exchange rates.

•	Credit risk metrics behavior as expected: slight deterioration due to macro environment.

South America	37

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2016	Δ%	Δ% (1)	2015
Net interest income	2,930	(8.5)	11.4	3,202
Net fees and commissions	634	(11.6)	8.2	718
Net trading income	464	(22.0)	9.7	595
Other income/expenses	25	n.m.	(30.7)	(38)
Gross income	4,054	(9.5)	10.3	4,477
Operating expenses	(1,894)	(4.3)	17.5	(1,979)
Personnel expenses	(982)	(3.8)	17.7	(1,022)
Other administrative expenses	(811)	(5.0)	17.0	(853)
Depreciation	(100)	(3.3)	19.0	(104)
Operating income	2,160	(13.5)	4.7	2,498
Impairment on financial assets (net)	(526)	(14.2)	(2.9)	(614)
Provisions (net) and other gains (losses)	(82)	15.2	163.9	(71)
Income before tax	1,552	(14.4)	4.1	1,814
Income tax	(487)	(13.8)	13.8	(565)
Net income	1,065	(14.7)	0.2	1,248
Non-controlling interests	(294)	(14.2)	(2.1)	(343)
Net attributable profit	771	(14.9)	1.1	905

Major balance sheet items	31-12-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	15,925	5.2	6.1	15,135
Financial assets	10,739	12.3	9.1	9,561
Loans and advances to customers	48,718	11.7	7.7	43,596
Tangible assets	807	12.4	18.5	718
Other assets	1,729	4.7	3.6	1,652

Total assets/liabilities and equity	77,918	10.3	7.6	70,661

Deposits from central banks and credit institutions	6,656	(17.5)	(22.4)	8,070
Deposits from customers	47,921	13.5	11.9	42,227
Debt certificates	5,643	17.4	9.6	4,806
Subordinated liabilities	1,850	4.8	(2.6)	1,765
Financial liabilities held for trading	2,585	(22.6)	(28.5)	3,342
Other liabilities	10,561	35.0	36.2	7,825
Economic capital allocated	2,703	2.9	4.5	2,626

Relevant business indicators	31-12-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	50,316	11.9	7.9	44,970
Customer deposits under management (3)	48,334	15.0	13.3	42,032
Off-balance sheet funds (4)	11,902	22.3	18.2	9,729
Risk-weighted assets	57,394	1.5	0.5	56,563
Efficiency ratio (%)	46.7			44.2
NPL ratio (%)	2.9			2.3
NPL coverage ratio (%)	103			123
Cost of risk (%)	1.15			1.26

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The weak economic cycle and political factors in several countries have undermined economic confidence in the region, in turn negatively affecting consumption and investment, albeit to significantly varying degrees in each country. However, expectations are now more upbeat, boosted by recovering oil and commodity prices. This is reflected in sustained capital inflows, fueled by investors seeking profitability and low levels of volatility.

Given the weak activity and moderate inflation, most central banks (with the exception of Colombia) are adopting more accommodative monetary policies. While exchange rates for the Argentine peso and the Venezuelan bolivar depreciated against the euro in 2016, the Chilean and Colombian pesos and the Peruvian sol have all gained. The FED’s monetary normalization may lead to future depreciation, but it is likely to be far more moderate than in 2015.

As regards the financial systems within BBVA’s regional footprint, key profitability and capital adequacy indicators are high, while NPL ratios remain in check in aggregate terms (with some differences between the countries). In addition, there has been sustained growth in lending and deposits.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, are expressed at constant exchange rates. These rates, together with changes at current exchange rates, can be seen in the attached tables of financial statements and relevant business indicators.

Gross lending to customers closed 2016 with quarter-on-quarter growth of 3.6% and year-on-year growth of 7.9%. All countries reported growth, spearheaded by Argentina (up 33.5%), Colombia (up 8.3%) and Chile (up 5.1%). By products, there was a standout performance from the retail portfolios, particularly credit cards (up 17.9%), consumer finance (up 10.8%) and residential mortgages (up 8.3%).

As regards asset quality, the macroeconomic situation continues to influence the NPL and coverage ratios, which closed the year at 2.9% and 103% respectively.

Customer funds closed the year at a year-on-year growth of 14.2%, with a positive

38	Business areas

contribution from all products and geographic areas. By product, the best performance was in off-balance sheet funds (up 18.2%) and term deposits (up 16.3%), while by country there was significant growth in Argentina (up 57.0%) and Colombia (up 14.1%).

Earnings

South America ended 2016 with a net attributable profit of €771m, a year-on-year increase of 1.1%. The most relevant aspects of the income statement over the last twelve months in the area are as follows:

•	Gross income grew by 10.3%, thanks to the high capacity to generate revenues in the area, boosted chiefly by increased activity. Net interest income is up 11.4% and fees and commissions have grown by 8.2%. NTI also performed very well (up 9.7%), influenced by the lifting of the “exchange clamp” in Argentina and the sale of holdings in Colombia. Finally, in the other income/expenses heading, insurance activities performed well, with net earnings in the region rising by 17.6%. The increase was driven by good figures from both net claims and premiums, mainly in the non-life segment.
•	The increase in operating expenses slowed compared with previous quarters, to a year-on-year growth of 17.5%. High inflation in some of the countries in the region and changes in the exchange rate against the dollar have had a negative impact on items denominated in the U.S. currency, and were largely responsible for the year-on-year increase of this heading.

•	Impairment losses on financial assets fell by 2.9%, putting the cumulative cost of risk in 2016 at 1.15% (1.13% in September 2016 and 1.26% in 2015).

•	Finally, the provisions (net) and other gains (losses) heading chiefly includes restructuring costs associated to the Group’s transformation process.

By country, Argentina has performed well in all its margins thanks to strong activity, thus offsetting expenses linked to inflation. Earnings in Chile have been affected by higher loan-loss provisions than in the 2015. In Colombia the positive performance of gross income has been boosted by good income from fees and commissions and NTI, and good figures from impairment losses on financial assets. In Peru, net interest income and income from fees and commissions grew at a higher rate than activity, which was affected by slower growth in NTI and higher loan-loss provisions.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela
	31-12-16	31-12-15	31-12-16	31-12-15	31-12-16	31-12-15	31-12-16	31-12-15	31-12-16	31-12-15
Loans and advances to customers (gross) (1, 2)	4,619	3,460	14,721	14,011	12,731	11,750	14,561	14,005	533	206
Customer deposits under management (1, 3)	6,872	4,547	10,094	9,626	12,710	11,218	13,394	12,762	1,136	345
Off-balance sheet funds (1, 4)	1,097	529	1,499	1,455	742	575	1,522	1,377	0	0
Risk-weighted assets	8,712	9,115	14,288	13,915	12,152	11,019	17,400	17,484	1,360	1,788
Efficiency ratio (%)	53.8	51.3	49.1	47.0	38.9	38.9	35.8	34.9	103.2	33.3
NPL ratio (%)	0.8	0.6	2.6	2.3	3.5	2.3	3.4	2.8	0.5	0.6
NPL coverage ratio (%)	391	517	66	72	105	137	106	124	515	457
Cost of risk (%)	1.48	1.52	0.74	1.05	1.34	1.55	1.31	1.40	1.97	0.43

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	2016	Δ%	Δ% at constant exchange rates	2015	2016	Δ%	Δ% at constant exchange rates	2015
Argentina	504	(19.1)	29.0	623	211	(20.4)	26.7	265
Chile	352	(6.0)	(3.0)	374	145	(3.9)	(0.9)	151
Colombia	534	(3.7)	6.7	554	222	(15.6)	(6.5)	263
Peru	698	(4.9)	0.5	734	167	(9.1)	(3.9)	184
Venezuela	(2)	n.m.	n.m.	119	(3)	n.m.	n.m.	1
Other countries (1)	74	(21.5)	(14.0)	94	29	(30.8)	(24.1)	42

Total	2,160	(13.5)	4.7	2,498	771	(14.9)	1.1	905

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	39

Rest of Eurasia

Highlights

•	The loan book recovered its upward path in the fourth quarter of the year.

•	Reduction in the balance of deposits, strongly impacted by the branches in Europe.

•	Significant progress in earnings, supported by good revenues and reduction in costs.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2016	Δ%	2015
Net interest income	166	(9.7)	183
Net fees and commissions	194	13.8	170
Net trading income	87	(30.3)	125
Other income/expenses	45	n.m.	(6)
Gross income	491	4.0	473
Operating expenses	(355)	(2.7)	(352)
Personnel expenses	(181)	(6.9)	(194)
Other administrative expenses	(149)	4.6	(143)
Depreciation	(12)	(18.7)	(15)
Operating income	149	23.6	121
Impairment on financial assets (net)	30	n.m.	(4)
Provisions (net) and other gains (losses)	23	n.m.	(6)
Income before tax	203	83.2	111
Income tax	(52)	47.0	(35)
Net income	151	100.1	75
Non-controlling interests	—	—	—
Net attributable profit	151	100.1	75

Major balance sheet items	31-12-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	1,587	(13.3)	1,829
Financial assets	1,787	(4.4)	1,868
Loans and advances to customers	15,199	(2.4)	15,579
Inter-area positions	—	(100.0)	3,790
Tangible assets	38	(9.2)	42
Other assets	369	2.5	360
Total assets/liabilities and equity	18,980	(19.1)	23,469
Deposits from central banks and credit institutions	2,670	(50.2)	5,364
Deposits from customers	12,796	(15.0)	15,053
Debt certificates	0	(100.0)	0
Subordinated liabilities	315	(0.7)	317
Inter-area positions	1,296	n.m.	—
Financial liabilities held for trading	67	(21.0)	85
Other liabilities	577	(58.3)	1,381
Economic capital allocated	1,259	(0.7)	1,269

Macro and industry trends

The Eurozone has grown at a moderate and relatively stable pace over the last six months (a quarterly 0.3% in the second and third quarter) and has resisted the uncertainty prevailing since the middle of the year relatively well. However, some events at the end of the year (the constitutional referendum in Italy) and the beginning of 2017 (start of the Brexit negotiations) make it difficult to think that growth will pick up over the coming quarters. The domestic support for growth is still in place and economic policies continue to foster recovery. Fiscal policy in 2017 will be somewhat less expansive in the area as a whole than in 2016, while the European Central Bank (ECB) continues with its commitment to maintain a very expansive monetary policy until there are clear indications that the movement of inflation toward its target is clearly sustainable.

In China growth stabilized at a year-on-year 6.7% in the third quarter of the year, supported by solid consumption and increased credit, thanks to monetary expansion and, above all, fiscal measures. These measures have led to a slight increase in total investment, although private investment continues to slow, suggesting the deleveraging process in the private sector is still underway. This outlook and the recent increase in housing prices will lead the Central Bank to delay interest-rate cuts until 2017, at least until it can see how effective the macroprudential measures implemented are. Thus doubts about a significant slowdown in the economy have been eased.

Activity and earnings

The area’s loan book recovered its upward path in the fourth quarter of the year. It has grown by 5.7% in the last three months of

40	Business areas

Financial statements and relevant business indicators

(Million euros and percentage)

Relevant business indicators	31-12-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	15,709	(2.7)	16,143
Customer deposits under management (1)	12,723	(14.9)	14,959
Off-balance sheet funds (2)	366	10.5	331
Risk-weighted assets	15,196	(1.0)	15,356
Efficiency ratio (%)	69.6		74.4
NPL ratio (%)	2.7		2.5
NPL coverage ratio (%)	84		96
Cost of risk (%)	(0.22)		0.02

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

the year, strongly supported by the positive trend recorded in Asia (up 20.3%) and to a lesser extent in the rest of Europe (up 2.5%). However, the figure for the last twelve months declined by 2.7%, due to the bad performance in Asia in the first three quarters of 2016.

With regard to the main credit risk indicators, and despite a slight deterioration against the close of 2015, they are maintained at very limited levels (NPL ratio at 2.7% and coverage at 84%).

Total customer funds (customer deposits under management and pension funds) closed 2016 at 14.4% below the figure at the end of 2015. In this case, the fall can be explained by a decline in the branches in Europe (down 24.6%).

With respect to earnings, gross income increased significantly in the fourth quarter of the year (up 39.2%), thanks to increased earnings in all the CIB business lines. This has offset the decline of the cumulative figure in the area, with the result that this heading increased in 2016 by 4.0% compared with the figure for 2015. The year has been positive in terms of the performance of the earnings distribution procedure, income from fees and commissions, and the payment of the CNCB dividend (which was not received in the second quarter of 2015). The above has been offset by lower net interest income, impacted by macroeconomic reality in the Eurozone, with negative interest rates that have led to fewer transactions, and a negative performance of NTI (although they posted a significant advance of 82.0% in the fourth quarter). Operating expenses continue to slow, with a year-on-year decline of 2.7%. Of note has been a significant improvement in personnel expenses (down 6.9%), impairment losses on financial assets, and provisions (net) and other gains (losses). Overall, Eurasia has contributed a net attributable profit of € 151m in 2016, double the 2015 figure with a year-on-year increase of 100.1%.

Rest of Eurasia	41

Corporate Center

Financial statements

(Million euros)

Income statement	2016	Δ%	2015
Net interest income	(461)	8.7	(424)
Net fees and commissions	(133)	32.3	(100)
Net trading income	356	120.6	161
Other income/expenses	178	3.7	172
Gross income	(60)	(68.7)	(192)
Operating expenses	(856)	3.7	(826)
Personnel expenses	(472)	0.3	(471)
General and administrative expenses	(69)	(41.8)	(118)
Depreciation	(315)	33.1	(237)
Operating income	(916)	(10.0)	(1,017)
Impairment on financial assets (net)	(37)	178.8	(13)
Provisions (net) and other gains (losses)	(140)	(10.4)	(157)
Income before tax	(1,094)	(7.9)	(1,187)
Income tax	296	(27.2)	407
Net income from ongoing operations	(798)	2.2	(781)
Results from corporate operations (1)	—	—	(1,109)
Net income	(798)	(57.8)	(1,890)
Non-controlling interests	(3)	(83.9)	(19)
Net attributable profit	(801)	(58.1)	(1,910)
Net attributable profit excluding corporate operations	(801)	0.1	(800)

(1)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

Major balance sheet items	31-12-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	(2)	n.m.	2
Financial assets	1,675	(41.9)	2,886
Loans and advances to customers	150	9.9	137
Inter-area positions	—	—	—
Tangible assets	2,671	(6.7)	2,864
Other assets	19,017	(15.0)	22,370

Total assets/liabilities and equity	23,512	(16.8)	28,258

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	4,855	(17.1)	5,857
Subordinated liabilities	5,570	20.1	4,636
Inter-area positions	(13,696)	40.4	(9,755)
Financial liabilities held for trading	—	—	—
Other liabilities	2,705	(46.1)	5,021
Shareholder’s funds	50,803	3.0	49,315
Economic capital allocated	(26,726)	(0.3)	(26,814)

The most significant aspects of the Corporate Center’s income statement for 2016 are as follows:

•	Greater contribution from NTI compared with 2015, mainly as a result of the capital gains registered from the partial sales on the market of BBVA Group’s stake in CNCB.

•	The other income/expenses heading basically includes the dividends from Telefónica (paid in the second and fourth quarters).

•	Year-on-year increase of 3.7%, in operating expenses, due to higher depreciation charges. Personnel costs have only increased by 0.3%.

•	Lack of corporate operations. The results from corporate operations in 2015, a loss of € 1,109m, included: € 705m in capital gains after tax from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB (€ 583m in the first quarter from the sale of 5.6% and € 122m in the second quarter from the sale of 0.8%); € 26m (also after tax) from the badwill generated by the CX deal; a negative € 1,840m from the valuation at fair value of the initial 25.01% stake held by BBVA in Garanti (third quarter), following the acquisition of an additional 14.89% stake in the Turkish entity; and the practically neutral impact of the sale of the 29.68% stake in CIFH (third quarter).

Overall, the Corporate Center posted a negative cumulative result of € 801m, which compares with a loss of € 1,910m in 2015 (–€ 800m excluding corporate operations).

42	Business areas

Annex

Other information: Corporate & Investment Banking

Highlights

•	The environment of pressure on margins and excess liquidity remains unchanged.

•	Slight slowdown in lending, but a slowdown in the rate of decline in customer deposits.

•	Further improvement of results in the fourth-quarter, thanks to good management of market volatility.

Other information: Corporate & Investment Banking	43

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2016	Δ%	Δ% (1)	2015
Net interest income	1,283	(12.2)	(5.7)	1,463
Net fees and commissions	620	(7.5)	(1.6)	670
Net trading income	660	7.3	20.9	615
Other income/expenses	117	21.5	14.9	96
Gross income	2,680	(5.7)	1.6	2,844
Operating expenses	(1,020)	2.4	6.1	(996)
Personnel expenses	(529)	3.4	6.5	(512)
General and administrative expenses	(391)	(2.6)	1.8	(402)
Depreciation	(100)	20.0	23.1	(83)
Operating income	1,660	(10.1)	(1.0)	1,847
Impairment on financial assets (net)	(231)	85.5	90.0	(125)
Provisions (net) and other gains (losses)	(65)	n.m.	n.m.	(9)
Income before tax	1,364	(20.4)	(11.8)	1,713
Income tax	(391)	(22.1)	(12.8)	(502)
Net income	973	(19.7)	(11.4)	1,211
Non-controlling interests	(112)	(23.0)	(6.6)	(145)
Net attributable profit	861	(19.2)	(11.9)	1,066

Major balance sheet items	31-12-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	30,302	(1.2)	0.6	30,664
Financial assets	82,666	(8.5)	(7.1)	90,367
Loans and advances to customers	58,386	0.8	1.7	57,944
Inter-area positions	—	—	—	—
Tangible assets	35	(22.0)	(16.0)	45
Other assets	2,492	(35.0)	(36.1)	3,837

Off-balance sheet funds	173,882	(4.9)	(3.6)	182,856

Deposits from central banks and credit institutions	43,705	(19.6)	(17.1)	54,362
Deposits from customers	47,765	(9.6)	(8.3)	52,851
Debt certificates	(26)	(28.9)	(36.0)	(36)
Subordinated liabilities	2,264	9.1	19.7	2,075
Inter-area positions	17,504	83.0	78.0	9,568
Financial liabilities held for trading	54,782	(0.9)	(1.1)	55,274
Other liabilities	3,813	(9.4)	(7.2)	4,207
Economic capital allocated	4,074	(10.6)	(8.3)	4,557
Relevant business indicators	31-12-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	53,118	(2.1)	(1.2)	54,281
Customer deposits under management (2)	40,545	(6.7)	(5.3)	43,478
Off-balance sheet funds (3)	1,157	6.7	8.9	1,084
Efficiency ratio (%)	38.1			35.0
NPL ratio (%)	1.0			1.4
NPL coverage ratio (%)	79			86
Cost of risk (%)	0.12			0.21

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

Risk aversion has declined on the financial markets following the elections in the United States, setting aside the ongoing political uncertainties still in place in Europe. Stock markets in the United States again posted record highs while the dollar gained value, which helped the bullish trend on European markets to gain traction. This behavior seems to be pricing in the potential positive economic effects of ramped up fiscal stimuli in the United States, together with stabilizing oil prices. Sovereign bond yields remain on the rise in nearly all countries, led by the United States, where they have been supported by rising inflation expectations and faster growth, together with prospects of a tighter monetary policy. In fact, the market has already priced in four 25-basis point interest-rate hikes in the United States over 2017 and 2018. Furthermore, the ECB also announced plans to scale back the pace of sovereign bond purchases.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The market context remains unchanged, with margins being squeezed (negative interest rates in Europe) and excess liquidity. In this situation, gross lending to customers ended the year slightly below last year’s level (down 1.2%). There was significant double-digit growth in Mexico, contrasting with declines in Europe and Asia.

The NPL ratio improved in the last quarter of the year. As of 31-Dec-2016 it stood at 1.0%, while the coverage ratio closed the year at 79% (1.4% and 83% respectively on 31-Sep-2016, and 1.4% and 86% on 31-Dec-2015).

There was a slowdown in the fall in customer deposits under management, which had been declining over the first nine months of 2016. At year-end these stood 5.3% lower than at the close of 2015, shaped by the performance in the United States (down 22.7%), Eurasia (down 16.3%) and Mexico (down 8.1%). This contrasts with significant growth in Spain (up 9.4%).

44	Annex

Earnings

CIB posted a cumulative net attributable profit at the close of 2016 of €861m, of which €116m were in the first quarter, €206m in the second, €236m in the third and €304m in the fourth, making the latter the best quarter of the year under this heading. The most significant aspects of the CIB income statement are as follows:

•	Gross income in the fourth quarter was higher than the previous quarter (up 14.0%), due to good management of market volatility by the Global Markets teams. In year-on-year terms, the cumulative amount in 2016 is 1.6% higher than in the previous year, despite low market activity, with little new production in the purely banking business and a lack of one-off transactions, particularly in Europe.

•	One of the actions taken by the CIB to address this market reality was the Deep Blue plan, which has had very positive results since its launch. This cross-cutting initiative is designed to involve several CIB teams in visits to clients (more than 60 visits in Europe, the United States and Latin America) to offer them the solutions that best fit their needs. Underwriting instructions worth €40,000m have been submitted as a result of this plan, which are being monitored on a recurrent basis.

•	The Global Markets unit posted an outstanding performance, particularly in the fourth quarter of 2016, generating gross income that was 35.8% higher than in the third quarter, thanks to good management of market volatility, particularly in the United States and Mexico following the United States elections and interest rate hikes in both geographic areas. In cumulative terms, gross income from the unit has risen by 4.0% in the last twelve months.

•	As regards Corporate Finance, the final part of the year has been marked by low levels of activity in the Spanish primary market and political uncertainty in Mexico. During the fourth quarter the unit continued its busy marketing efforts, which have seen it win two mandates to manage IPOs for corporate clients in Spain (planned for the first quarter 2017). As for mergers & acquisitions (M&A) activity, during the fourth quarter the pipeline of operations continued to grow, largely driven by interest in countries such as Spain and Mexico. BBVA was one of the busiest M&A consultants in Spain in 2016, according to the rankings prepared by Thomson Reuters, Mergermarket, Dealogic and Bloomberg.

•	Cumulative operating expenses were up 6.1% against 2015, chiefly due to technology costs associated with investment plans.

•	Lastly, significant provisions were made during the year for impairment losses on financial assets, mainly because of the rating downgrades (particularly in the first quarter of 2016) affecting some companies in the United States operating in the energy (exploration & production) and metals & mining (basic materials) sectors. This is the main reason for the increase in this heading over the last twelve months.

Corporate Center	45

Conciliation of the BBVA Group’s financial statements

Presented below is the reconciliation between the consolidated income statement and the management income statement, which is shown throughout this management report for the year 2015. The main difference between both is the method used for integrating Garanti’s earnings. In the management income statement, the Group’s earnings were presented by consolidating Garanti in the proportion corresponding to the percentage held by BBVA Group in the Turkish bank until the first half of 2015 (25.01%), versus the integration using the equity method in the consolidated income statement. The “results from corporate operations” heading in the management income statement for the year 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH. In the consolidated income statement, these earnings are included under profit from continuing operations.

Conciliation of the BBVA Group’s income statements. 2015

(Million euros)

		Adjustmets
Consolidated income statements		Garanti integrated proportionally	Garanti by the equity method	Corporate operations (1)	Management income statements
Interest and similar income	24,783	1,062			25,845	Financial income
Interest and similar expenses	(8,761)	(658)			(9,419)	Financial expenses
Net interest income	16,022	404			16,426	Net interest income
Dividend income	415				415	Dividend income
Share of profit or loss of entities accounted for using the equity method	174	1	(167)		8	Share of profit or loss of entities accounted for using the equity method
Fee and commission income	6,340
Fee and commission expenses	(1,729)
	4,611	94			4,705	Net fees and commissions
Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net	(409)
Gains or (-) losses on financial assets and liabilities held for trading, net	126
Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	1,055
Gains or losses from hedge accounting, net	93
Exchange differences (net)	1,165
	2,030	(21)			2,009	Net trading income
Other operating income and expenses	(970)
Income on insurance and reinsurance contracts	1,079
	109	8			117	Other operating income and expenses
Gross income	23,362	485	(167)		23,680	Gross income
Administration expenses	(10,836)				(12,317)	Operating expenses
Personnel expenses	(6,273)	(104)			(6,377)	Personnel expenses
Other general and administrative expenses	(4,563)	(87)			(4,650)	General and administrative expenses
Depreciation	(1,272)	(18)			(1,290)	Depreciation
	11,254	276	(167)		11,363	Operating income
Provisions or reversal of provisions	(731)	(2)			(733)	Provisions (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(4,272)	(67)			(4,339)	Impairment on financial assets (net)
Net operating income	6,251	40			6,291
Impairment or reversal of impairment on non-financial assets	(273)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	(2,135)
Negative goodwill recognised in profit or loss	26
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	734
	(1,648)	2		1,234	(412)	Other gains (losses)
Profit from continuing operations	4,603				5,879	Income before tax
Tax expense or income related to profit or loss from continuing operation	(1,274)	(43)		(124)	(1,441)	Income tax
Profit from continuing operations	3,328			1,109	4,438	Net income from ongoing operations
Profit from discontinued operations (net)	—				—	Net income from discontinued operations
					(1,109)	Results from corporate operations (1)
Profit	3,328				3,328	Net income
Attributable to minority interest [non-controlling interests]	(686)				(686)	Non-controlling interests
Attributable to owners of the parent	2,642				2,642	Net attributable profit

(1)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

46	Annex

BBVA INVESTOR RELATIONS

Headquarters

Ciudad BBVA. Calle Azul, 4

28050 Madrid

SPAIN

Telephone: +34 91 374 31 41

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2017	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez

	Title:	Authorized representative